UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-38176

Venator Materials PLC
(Exact name of Registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Titanium House, Hanzard Drive, Wynyard Park
Stockton-On-Tees, TS22 5FD, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F   ☐ Form 40-F

This Report on Form 6-K is incorporated by reference into the registration statements on Form S-3 (File No. 333-238699) and on Form S-8 (File No. 333-219982 and File No. 333-253826) of Venator Materials PLC, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

GENERAL

Except when the context otherwise requires or where otherwise indicated, (1) all references to "Venator," the "Company," "we," "us" and "our" refer to Venator Materials PLC or one or more of its direct or indirect subsidiaries, as the case may be and the context indicates, (2) all references to "Huntsman" refer to Huntsman Corporation and its subsidiaries, (3) all references to the "Titanium Dioxide" segment or business refer to the titanium dioxide ("TiO2") business of Venator, (4) all references to the "Performance Additives" segment or business refer to the functional additives, color pigments, timber treatment, and former iron oxides businesses of Venator, and (5) we refer to the internal reorganization prior to our initial public offering ("IPO"), the separation transactions initiated to separate the Venator business from Huntsman’s other businesses, including the entry into and effectiveness of the separation agreement and ancillary agreements, and the financing arrangements and debt, comprising the senior secured term loan facility (the "Term Loan Facility"), the asset-backed revolving credit facility (the "ABL Facility" and, together with the Term Loan Facility, the "Senior Credit Facilities") and the 5.75% senior unsecured notes due 2025 (the "Senior Unsecured Notes"), including the use of the net proceeds of the Senior Credit Facilities and the Senior Unsecured Notes, which were used to repay intercompany debt we owed to Huntsman and to pay related fees and expenses, as the "separation," which occurred on August 8, 2017.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information set forth in this report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). All statements other than historical or current factual information are forward-looking statements, including without limitation statements regarding: Venator’s ability to continue as a going concern; the effects of entering into the Restructuring Support Agreement (as defined herein), including Venator’s ability to reduce its debt, strengthen its balance sheet and facilitate an infusion of new capital; the effect of the bankruptcy process under chapter 11 of the Bankruptcy Code (as defined herein) (the “Chapter 11 process”) on the implementation of the Recapitalization Transactions (as defined herein) and the interests of various constituents, including the holders of its ordinary shares; the length of time and the ability to successfully complete the Recapitalization (as defined herein) and the Recapitalization Transactions contemplated thereby, including a restructuring or cancellation of its existing debt, existing equity interests, and certain other obligations; the ability of Venator to continue to operate in the ordinary course of business while the Recapitalization and Chapter 11 process are pending and without disruptions to relationships with suppliers, customers, employees and other third parties and regulatory authorities; potential adverse effects of the Recapitalization and Chapter 11 process on Venator’s liquidity, results of operations or business prospectus; the availability of sufficient liquidity or operating capital during the pendency of the Chapter 11 process; Venator’s expected position and ability to improve long-term capital structure and address its debt service obligations following the completion of the Recapitalization and Chapter 11 process; Venator’s ability to maintain the listing of its ordinary shares on the New York Stock Exchange (the “NYSE”) or another stock exchange during or following the Chapter 11 process; Venator’s ability to obtain timely approval by the Bankruptcy Court with respect to the motions filed in connection with the Chapter 11 process; the risks associated with third party motions during the Chapter 11 process and objections to the Recapitalization or other pleadings filed that could protract the Chapter 11 process or prevent the consummation of the Recapitalization Transactions or an alternative recapitalization; the volatility in the price of Venator's ordinary shares, including as a result of the Recapitalization Transactions, the Chapter 11 process or any over-the-counter marketplace trading; increased administrative and legal costs related to the Recapitalization Transactions and the Chapter 11 process; litigation and inherent risks involved in a restructuring, recapitalization or bankruptcy process; Venator's potential need to continue to engage with shareholders and debtholders with respect to its capital structure and the Recapitalization Transactions; Venator's potential need to seek additional strategic alternatives, including by raising additional equity capital or debt, by reducing or delaying its business activities, by initiating reductions in force, by selling assets, by restructuring, recapitalizing, refinancing, purchasing, repaying or otherwise retiring its outstanding debt; Venator's ability to remain compliant with all covenants in its existing or new debt; employee attrition and Venator’s ability to retain senior management and other key personnel due to the distractions and uncertainties in connection with the Recapitalization Transactions; Venator’s ability to comply with the restrictions imposed by the terms and conditions of any new money, debtor in possession or other financing arrangements; the volatile global economic conditions and a downturn in the worldwide economy due to inflation, geopolitics, changes in raw material and energy prices; interruptions in raw materials and energy supply; economic and other impacts from the military conflict in Ukraine and the economic sanctions imposed due to the conflict; the impacts of global health crises and the measures put in place by governments in response; Venator's ability to maintain sufficient working capital; the costs associated with site closures; the execution, impact or timing of Venator's cost reduction programs and initiatives and risks related to local law requirements in various jurisdictions; Venator's ability to realize financial and operational benefits from its cost reduction program and operational improvement plans and initiatives; industry production capacity and operating rates; the supply demand balance for Venator's products and that of competing products; pricing pressures; technological developments; legal claims by or against Venator; changes in government regulations; management of materials resulting from Venator's manufacturing process, including the ability to develop commercial markets in the regions in which Venator manufactures and its ability to dispose of these materials if necessary; the impacts of increasing climate change regulations; geopolitical events; cyberattacks; and public health crises. In some cases, forward-looking statements can be identified by terminology such as "believes," "expects," "may," "will," "should," "anticipates," "estimates" or "intends" or the negative of such terms or other comparable terminology, or by discussions of strategy. We may also make additional forward-looking statements from time to time. All such subsequent forward-looking statements, whether written or oral, by us or on our behalf, are also expressly qualified by these cautionary statements.

Forward-looking statements are based on certain assumptions and expectations of future events which may not be accurate or realized. Forward-looking statements also involve risks and uncertainties, many of which are beyond our control. Important factors that may materially affect such forward-looking statements and projections include those risks and uncertainties described from time to time in the documents we file with the U.S. Securities and Exchange Commission (the “SEC”), including under “Part I. Item 3.D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 and "Part II. Item 1A. Risk Factors" in this Report on Form 6-K.

All forward-looking statements, including, without limitation, management’s examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them, but there can be no assurance that management’s expectations, beliefs and projections will result or be achieved. All forward-looking statements apply only as of the date made. We undertake no obligation to publicly update or revise forward-looking statements whether because of new information, future events or otherwise, except as required by securities and other applicable law.

PART I – FINANCIAL INFORMATION

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

(In millions, except par value)	March 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents(a)	$104	$114
Accounts receivable (net of allowance for doubtful accounts of $3, each)(a)	286	234
Accounts receivable from affiliates	33	13
Inventories(a)	473	499
Prepaid expenses	26	27
Other current assets	46	48
Assets held for sale	—	198
Total current assets	968	1,133
Property, plant and equipment, net(a)	598	640
Operating lease right-of-use assets, net(a)	18	17
Intangible assets, net(a)	2	2
Investment in unconsolidated affiliates	115	114
Deferred income taxes	12	11
Other noncurrent assets	152	152
Total assets	$1,865	$2,069
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable(a)	$244	$255
Accounts payable to affiliates	33	30
Accrued liabilities(a)	142	106
Current operating lease liability	3	3
Current portion of debt	1,042	1,041
Liabilities held for sale	—	94
Total current liabilities	1,464	1,529
Long-term debt	6	6
Operating lease liability	16	15
Other noncurrent liabilities	208	202
Noncurrent payable to affiliates	7	7
Total liabilities	1,701	1,759
Commitments and contingencies (Notes 11 and 12)
Equity
Ordinary shares $0.001 par value, 200 shares authorized, each, 109 and 108 issued and outstanding, respectively	—	—
Additional paid-in capital	1,346	1,345
Accumulated deficit	(818)	(648)
Accumulated other comprehensive loss	(370)	(391)
Total Venator Materials PLC shareholders' equity	158	306
Noncontrolling interest in subsidiaries	6	4
Total equity	164	310
Total liabilities and equity	$1,865	$2,069

(a) At March 31, 2023 and December 31, 2022, the following amounts from consolidated variable interest entities are included in the respective balance sheet captions above: $4 and $6 of cash and cash equivalents; $8 and $9 of accounts receivable, net; $9 and $6 of inventories; $3 each of property, plant and equipment, net; $2 each of operating lease right of use assets; $2 each of intangible assets, net; $7 and $3 of accounts payable; $1 and $4 of accrued liabilities. See "Note 5. Variable Interest Entities."

See notes to unaudited condensed consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three months ended March 31,
(Dollars in millions, except per share amounts)	2023	2022
Trade sales, services and fees, net	$438	$659
Cost of goods sold	530	596
Operating expenses:
Selling, general and administrative	43	39
Restructuring, impairment, and plant closing and transition costs	8	11
Other operating expense, net	1	3
Total operating expenses	52	53
Operating (loss) income	(144)	10
Interest expense	(24)	(18)
Interest income	3	3
Other (loss) income	(2)	3
Loss before income taxes	(167)	(2)
Income tax expense	(1)	—
Net Loss	(168)	(2)
Net income attributable to noncontrolling interests	(2)	(1)
Net loss attributable to Venator	$(170)	$(3)

Per Share Data:
Loss attributable to Venator Materials PLC ordinary shareholders, basic	$(1.57)	$(0.03)
Loss attributable to Venator Materials PLC ordinary shareholders, diluted	$(1.57)	$(0.03)

See notes to unaudited condensed consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited)

	Three months ended March 31,
(Dollars in millions)	2023	2022
Net loss	$(168)	$(2)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment	19	(23)
Pension and other postretirement benefits adjustments	1	1
Hedging instruments	1	—
Adjustments to equity method investments	—	2
Other comprehensive income (loss), net of tax	21	(20)
Comprehensive loss	(147)	(22)
Comprehensive income attributable to noncontrolling interest	(2)	(1)
Comprehensive loss attributable to Venator	$(149)	$(23)

See notes to unaudited condensed consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited)

	Total Venator Materials PLC Equity
	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interest in Subsidiaries	Total
(In millions)	Shares	Amount
Balance, January 1, 2023	108	$—	$1,345	$(648)	$(391)	$4	$310
Net loss	—	—	—	(170)	—	2	(168)
Other comprehensive loss, net of tax	—	—	—	—	21	—	21
Dividends paid to noncontrolling interests	—	—	—	—	—	—	—
Activity related to stock plans	1	—	1	—	—	—	1
Balance, March 31, 2023	109	$—	$1,346	$(818)	$(370)	$6	$164

	Total Venator Materials PLC Equity
	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interest in Subsidiaries	Total
(In millions)	Shares	Amount
Balance, January 1, 2022	107	$—	$1,337	$(460)	$(314)	$5	$568
Net loss	—	—	—	(3)	—	1	(2)
Other comprehensive loss, net of tax	—	—	—	—	(20)	—	(20)
Dividends paid to noncontrolling interests	—	—	—	—	—	(1)	(1)
Activity related to stock plans	—	—	1	—	—	—	1
Balance, March 31, 2022	107	$—	$1,338	$(463)	$(334)	$5	$546

See notes to unaudited condensed consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended March 31,
(Dollars in millions)	2023	2022
Operating Activities:
Net loss	$(168)	$(2)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	56	31
Deferred income taxes	(1)	(3)
Noncash restructuring and impairment charges	5	2
Noncash loss (gain) on foreign currency transactions	4	(2)
Noncash gain on disposal of businesses/assets, net	(12)	—
Other, net	2	1
Changes in operating assets and liabilities:
Accounts receivable	(67)	(122)
Inventories	37	(1)
Prepaid expenses	2	(4)
Other current assets	3	(1)
Other noncurrent assets	1	(2)
Accounts payable	(19)	36
Accrued liabilities	36	(18)
Other noncurrent liabilities	1	(1)
Net cash used in operating activities from continuing operations	(120)	(86)
Investing Activities:
Capital expenditures	(17)	(17)
Cash received from unconsolidated affiliates	12	17
Investment in unconsolidated affiliates	(13)	(21)
Proceeds from sale of businesses/assets	129	—
Net cash provided by (used in) investing activities	111	(21)
Financing Activities:
Net proceeds from short-term debt, net	7	—
Repayment of notes payable	(7)	—
Principal payments of long-term debt	(1)	(1)
Dividends paid to noncontrolling interests	(1)	(1)
Other financing activities	—	(1)
Net cash used in financing activities from continuing operations	(2)	(3)
Effect of exchange rate changes on cash	1	—
Net change in cash and cash equivalents	(10)	(110)
Cash and cash equivalents at beginning of period	114	156
Cash and cash equivalents at end of period	$104	$46

Supplemental cash flow information:
Cash paid for interest excluding hedging activity	$31	$25
Cash paid for income taxes	2	1
Supplemental disclosure of noncash activities:
Capital expenditures included in accounts payable as of March 31, 2023 and 2022, respectively.	$4	$22

See notes to unaudited condensed consolidated financial statements.

VENATOR MATERIALS PLC AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business, Recent Developments, and Going Concern

Description of Business

Venator became an independent publicly traded company following our IPO and separation from Huntsman Corporation in August 2017. Venator operates in two segments: Titanium Dioxide and Performance Additives. The Titanium Dioxide segment primarily manufactures and sells TiO2, and operates seven TiO2 manufacturing facilities across the globe. The Performance Additives segment manufactures and sells functional additives, color pigments, and timber treatment chemicals. This segment operates 5 manufacturing and processing facilities globally.

Basis of Presentation

Our unaudited condensed consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP" or "U.S. GAAP") and in management’s opinion reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results of operations, comprehensive loss, financial condition and cash flows for the periods presented. Results for interim periods are not necessarily indicative of those to be expected for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes to consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2022 for our Company.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In the notes to the unaudited condensed consolidated financial statements, all dollar and share amounts in tabulations, except per share amounts, are in millions unless otherwise indicated.

Recent Developments
Forbearance Agreements

The Company failed to deliver an unqualified opinion without an explanatory paragraph regarding going concern in connection with the audited financial statements for the year ended December 31, 2022 to the lenders under its Term Loan Facility and ABL Facility by March 31, 2023, as was required by the respective Term Loan Facility and ABL Facility credit agreements. This resulted in a “default” under the respective ABL Facility and Term Facility credit agreements. The failure to timely cure such default, which cure was required no later than April 30, 2023, constituted an “event of default” under our Senior Credit Facilities and as a result thereof our lenders may accelerate the repayment of the outstanding borrowings under our facilities and exercise other rights and remedies that they have under applicable laws. Prior to filing the Chapter 11 Cases (as defined below), which gave us the benefit of the automatic stay (see “Note 11. Commitments and Contingencies—Effect of Automatic Stay upon filing under Chapter 11 of the Bankruptcy Code”), we entered into Forbearance Agreements with respect to the Term Loan Facility and the ABL Facility, dated April 30, 2023, pursuant to which our lenders party thereto agreed to forbear from exercising any rights or remedies with respect to certain events of default until the earlier of May 8, 2023 or the occurrence of certain events of termination, subject to the terms and conditions thereof (the “Forbearance Agreements”). Following further discussions, the forbearance was extended another week and the Forbearance Agreements expired on May 14, 2023.

Chapter 11 Bankruptcy

On May 14, 2023 (the “Petition Date”), the Company and certain of its subsidiaries (collectively, the “Debtors” or “Company Parties”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the

“Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). The Debtors obtained joint administration of their chapter 11 cases under the caption In re Venator Materials PLC, et al., Case No. 23-90301 (the “Chapter 11 Cases”).

The Debtors continue to operate their business and manage their properties as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. To ensure the Company Parties’ ability to continue operating in the ordinary course of business and minimize the effect of the Recapitalization (as defined below) on the Company Parties’ customers and employees, the Company Parties filed with the Bankruptcy Court motions seeking a variety of “first-day” relief, including authority to pay employee wages and benefits, and pay vendors and suppliers for all goods and services, each of which was approved by the Bankruptcy Court. In addition, the Bankruptcy Court approved debtor-in-possession financing in the form of the DIP Facility (as defined and described below) on an interim basis ("Interim DIP Order").

Restructuring Support Agreement

On May 13, 2023, the Debtors entered into a Restructuring Support Agreement (the “Restructuring Support Agreement” or “RSA”) with certain prepetition creditors (the “Consenting Creditors”). The Consenting Creditors represent holders of an overwhelming majority of the aggregate principal amount of the Company’s funded debt obligations under various debt agreements.

Pursuant to the RSA, the Consenting Creditors have agreed, subject to certain terms and conditions, to support a prepackaged chapter 11 plan (the “Plan”) to implement a comprehensive financial restructuring and recapitalization (the “Recapitalization”) of existing debt of, existing equity interests in, and certain other obligations of the Debtors. The Plan was filed on the Petition Date in the Chapter 11 Cases.

The terms of the Plan and the transactions described therein (the “Recapitalization Transactions”) include, among other things:

•the execution of a DIP Credit Agreement (as further described below under “—Debtor-in-Possession Credit Agreement”), which will fund the Company’s operations and the administration of the Chapter 11 Cases;
•the refinancing of all of the obligations owing under the ABL Facility;
•the equitization of the rest of the Company’s funded debt obligations, including the Term Loan Facility, the 9.50% senior secured notes due 2025 (the “Senior Secured Notes”) and the Senior Unsecured Notes;
•a commitment from the Consenting Creditors to backstop, if deemed necessary and advisable by the Company and the Consenting Creditors, (i) an equity rights offering (the “Rights Offering”) and the issuance of ordinary shares by the Company (as reorganized, “Reorganized Debtor” and together with the reorganized Company Parties, the “Reorganized Debtors”) to the Consenting Creditors pursuant to the Plan on the effective date of the Recapitalization Transactions (the “Plan Effective Date”); and/or (ii) an exit first lien term loan facility, to be entered into on the Plan Effective Date and on terms to be agreed;
•trade claims will be paid in full in the ordinary course of business during and after the Chapter 11 Cases;
•following the Plan Effective Date, the Reorganized Debtor will establish a customary management equity incentive plan;
•on the Plan Effective Date, there will be no recovery for holders of the Company’s existing equity interests, it is highly likely that our ordinary shares will be canceled upon emergence from the Chapter 11 Cases and holders of existing ordinary shares receive no recovery under the Plan”); and
•the Plan Effective Date will be reached no later than sixty-five (65) days after the filing of the Chapter 11 Cases.

In accordance with the Restructuring Support Agreement, the Consenting Creditors agreed, among other things, to:

•support the Recapitalization Transactions and vote and exercise any powers or rights available to it in each case in favor of any matter requiring approval to the extent necessary to implement the Recapitalization Transactions;
•use commercially reasonable efforts to cooperate with and assist the Company Parties in obtaining additional support for the Restructuring Transactions from the Company Parties’ other stakeholders;

•give any notice, order, instruction, or direction to the applicable Agents/Trustee necessary to give effect to the Recapitalization Transactions;
•negotiate in good faith and use commercially reasonable efforts to execute, deliver, and implement any other necessary agreements that are consistent with the Restructuring Support Agreement to which it is to be a party in a timely manner to effectuate and consummate the Recapitalization Transactions as contemplated by the Restructuring Support Agreement; and
•not object to, delay, impede or take any other action, directly or indirectly, that is reasonably likely to interfere with, delay, or impede the acceptance, implementation, or consummation of the Recapitalization Transactions.

In accordance with the Restructuring Supporting Agreement, the Company Parties agreed, among other things, to:

•support and take all steps reasonably necessary and desirable to consummate the Recapitalization Transactions in accordance with the Restructuring Support Agreement;
•to the extent any legal or structural impediment arises that would prevent, hinder, or delay the consummation of the Recapitalization Transactions contemplated by the Restructuring Support Agreement, take all steps reasonably necessary and desirable to address any such impediment;
•use commercially reasonable efforts to obtain any and all required regulatory and/or third-party approvals for the Recapitalization Transactions;
•negotiate in good faith and use commercially reasonable efforts to execute and deliver any required agreements to effectuate and consummate the Recapitalization Transactions as contemplated by the Restructuring Support Agreement;
•complete the Recapitalization Transactions in a timely and expeditious manner, and as otherwise required by this Agreement, including compliance with each milestone contained in the Restructuring Support Agreement; and
•continue to operate the business in the ordinary course and consistent with past practice and in a manner that is consistent with this Restructuring Support Agreement and the business plan of the Company Parties.

The Restructuring Support Agreement may be terminated upon the occurrence of certain events, including the failure to meet specified milestones related to the consummation of the Plan. In addition, the Restructuring Support Agreement shall automatically terminate on the Plan Effective Date once all conditions precedent to the Plan have been satisfied. The Restructuring Support Agreement may be amended. The foregoing description of the Restructuring Support Agreement is not complete and is qualified in its entirety by reference to the full text of the Restructuring Support Agreement, a copy of which is filed herewith as Exhibit 10.2.

The Company commenced the solicitation of votes on the Plan (the “Solicitation”) on May 14, 2023. In connection with the Solicitation, the Plan and a disclosure statement related thereto (as may be amended, the “Disclosure Statement”) were distributed to certain creditors of the Company that are entitled to vote under the Plan. This Report on Form 6-K does not constitute an offer to sell or buy, nor the solicitation of an offer to sell or buy, any securities referred to herein, nor is this Report on Form 6-K a solicitation of consents to or votes to accept the Plan. Any solicitation or offer will only be made pursuant to the Disclosure Statement and only to such persons and in such jurisdictions as is permitted under applicable law. The foregoing description is not complete and is qualified in its entirety by reference to the full text of the Disclosure Statement.

The Company cannot predict the ultimate outcome of its Chapter 11 Cases at this time or the satisfaction of any of the RSA milestones yet to come. For the duration of the Company’s Chapter 11 Cases, the Company’s operations and ability to develop and execute its business plan are subject to the risks and uncertainties associated with the Chapter 11 process. As a result of these risks and uncertainties, the amount and composition of the Company’s assets, liabilities, officers and/or directors could be significantly different following the outcome of the Chapter 11 Cases. Although the Company Parties intend to pursue the Recapitalization contemplated by the RSA and Plan, there can be no assurance that the Company Parties will be successful in completing a restructuring or any other similar transaction on the terms set forth in the RSA or the Plan, or at all.

Debtor-in-Possession Credit Agreement

The Restructuring Support Agreement provides that the Company and certain of its subsidiaries (the “DIP Parties”) enter into a DIP Credit Agreement (the “DIP Credit Agreement”) with Wilmington Savings Fund Society, FSB, as administrative agent and collateral agent of the lenders, and the Term Loan Lenders, Senior Secured Noteholders, and Senior Unsecured Noteholders (in each case as defined in the term sheet attached to the Restructuring Support Agreement (the “DIP Term Sheet”) and in each case in its capacity under the DIP Facility, including its registered assigns, the “DIP Lender,” and together the “DIP Lenders”). Subject to the satisfaction of certain customary conditions, the DIP Lenders have agreed to provide the DIP Parties with a senior secured super-priority, priming debtor-in-possession credit facility (the “DIP Facility”):

•$100 million upon the entry of the Interim DIP Order; and
•$175 million within one (1) business day upon the entry of a final order by the Bankruptcy Court approving the DIP Facility (the “Final DIP Order” and, together with the Interim DIP Order, the “DIP Orders”).

The DIP Facility also provides for the roll-up of the Prepetition ABL Facility (as defined in the DIP Term Sheet) into the DIP Facility.

The DIP Facility includes conditions precedent, representations and warranties, affirmative and negative covenants, and events of default customary for financings of this type and size. The proceeds of all or a portion of the proposed DIP Facility may be used, subject to and upon entry into the DIP Orders, as applicable, (i) for the Debtors’ working capital needs, including to fund the costs of the administration of the Chapter 11 Cases and to pay adequate protection payments as authorized by the Bankruptcy Court in the Interim DIP Order and the Final DIP Order, in each case in a manner consistent with the DIP Budget (as defined in the DIP Term Sheet), (ii) to pay professional fees and expenses, and (iii) to pay obligations arising from or related to the Carve Out (as defined in the Interim DIP Order). The DIP Credit Agreement provides for customary chapter 11 maturity triggers, including, the earliest to occur of (i) the date falling four months after the commencement of the Chapter 11 Cases, subject to three one-month extensions at the sole discretion of the Majority Lenders (as defined in the DIP Term Sheet), (ii) the Plan Effective Date, (iii) the date of prepayment in cash in full by the Debtors of all DIP Obligations (as defined in the DIP Term Sheet) and termination of all of the DIP Commitments (as defined in the DIP Term Sheet) in accordance with the terms of the DIP Facility, (iv) the date of termination of the DIP Commitments and acceleration of any outstanding extensions of credit following the occurrence and during the continuance of an Event of Default (as defined in the DIP Term Sheet) under the DIP Facility (subject to any applicable cure or noticing periods set forth in the DIP Orders), and (v) the date upon which the Debtors sell all or substantially all of their assets.

The foregoing description of the DIP Facility does not purport to be complete and is qualified in its entirety by reference to the DIP Term Sheet included in the Restructuring Support Agreement, filed as an Exhibit 10.2 to this Report on Form 6-K.

The Plan provides that, on the Plan Effective Date, the Reorganized Debtors will enter into the Exit ABL Facility (as defined in the DIP Term Sheet) and may enter into an exit term loan facility (the “Exit Term Loan Facility”), if the Required Consenting Creditors (as defined in the Restructuring Support Agreement) and the Company agree that such Exit Term Loan Facility is necessary and advisable, each on the terms set forth in the exit financing documents (the “Exit Financing Documents”). Upon confirmation of the Plan, the Exit ABL Facilities and the Exit Financing Documents, as applicable, will be deemed approved, and all transactions contemplated thereby, and all actions to be taken, undertakings to be made, and obligations to be incurred by the Reorganized Debtors in connection therewith, including the payment of all fees, indemnities, expenses, and other payments provided for therein and authorization of the Reorganized Debtors to enter into and execute the Exit Financing Documents and such other documents as may be required to effectuate the treatment afforded by the Exit Facilities.

NYSE Delisting Proceedings

On November 1, 2022, the Company received notice from NYSE Regulation, Inc. (“NYSE Regulation”) that the Company was no longer in compliance with the continued listing standard set forth in Section 802.01C of the Listed Company Manual of the NYSE because the average closing price of the Company’s ordinary shares was less than $1.00 per share over a consecutive 30 trading-day period. On May 15, 2023, the Company was notified by the staff of NYSE Regulation that it had suspended trading in the Company's ordinary shares on the NYSE and determined to commence proceedings to delist the Company’s ordinary shares from the NYSE. NYSE Regulation reached its decision that the Company is no longer suitable for listing pursuant to NYSE Listed Company Manual Section 802.01D after the Company filed the Chapter 11 Cases referenced above.

Following delisting from the NYSE, the Company's ordinary shares are expected to trade in the OTC Pink Open Market under the symbol “VNTRQ”. The OTC Pink Open Market is a significantly more limited market than the NYSE, and quotation on the OTC Pink Open Market likely results in a less liquid market for existing and potential holders of the ordinary shares to trade the Company’s ordinary shares and could further depress the trading price of the ordinary shares. The Company can provide no assurance that its ordinary shares will trade on this market, whether broker-dealers will provide public quotes of the ordinary shares on this market, or whether the trading volume of the ordinary shares will be sufficient to provide for an efficient trading market. It is highly likely that our ordinary shares will be canceled upon emergence from the Chapter 11 Cases and holders of existing ordinary shares receive no recovery under the Plan.

Going Concern
The accompanying unaudited condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

We began to experience global inflationary pressures during 2021, particularly in Europe, where we experienced significant increases in our energy costs during periods subsequent to the COVID-19 pandemic shutdowns. The inflationary pressures on European energy were exacerbated in 2022 after Russia’s invasion of Ukraine while other operating costs also remained inflated. Beginning in the third quarter of 2022, we began to experience a significant reduction in demand for our TiO2 products sold in Europe and APAC while energy market prices reached record highs and other cost inflation continued to increase. Reduced demand continued through the first quarter of 2023 and we reported a net loss of $168 million and net cash outflows from operations of $120 million for the three-months ended March 31, 2023. At March 31, 2023, we had an accumulated deficit of $818 million and a working capital deficit of approximately $496 million. We had total liquidity of $147 million at March 31, 2023, consisting of $104 million of cash and cash equivalents and $43 million of availability under our ABL facility. However, as a result of the Amendment, we are unable to utilize $40 million of the ABL facility availability. Our liquidity continued to deteriorate subsequent to March 31, 2023, through the Petition Date at which point our cash on hand had reduced to less than $30 million.

Based on our current projections, we expect to continue to incur negative cash flows for the twelve-month period following the date of the filing of this Report on Form 6-K and we believe that our current level of liquidity is not sufficient to fund ongoing operations. We also expect our cash flows to be impacted by recent and future downgrades in our credit ratings, upon which we expect our suppliers to reduce our credit terms or require other assurances, such as prepaying for future deliveries, which will further impact our liquidity.

In connection with our recapitalization efforts, we filed the Chapter 11 Cases on May 14, 2023. The filing of the Chapter 11 Cases constituted an event of default that allowed the respective lenders to accelerate all of our debt obligations under the Term Loan Facility, ABL Facility, the Senior Secured Notes and the Senior Unsecured Notes. As a result, we continue to classify all debt obligations as a current liability in the condensed consolidated balance sheet as of March 31, 2023. Pursuant to Section 362 of the Bankruptcy Code, the filing of the Chapter 11 Cases automatically stayed most actions against or on behalf of the Company Parties, including actions to collect indebtedness incurred prior to the Petition Date or to exercise control over the Company Parties’ property. For more information on the automatic stay, including of any events of default, during the pendency of the Chapter 11 Cases, see “Effect of Automatic Stay upon filing under Chapter 11 of the Bankruptcy Code” under Note 11 “Commitments and Contingencies.”

These conditions and events raise substantial doubt about our ability to continue as a going concern.

The outcome of the Chapter 11 Cases is subject to a high degree of uncertainty and is dependent upon factors that are outside of the Company's control, including actions of the Bankruptcy Court and the Company's creditors. There can be no assurance that the Company will confirm and consummate the Plan as set forth in the RSA or complete another plan of reorganization with respect to the Chapter 11 Cases. As a result, we have concluded that our plans do not alleviate substantial doubt about our ability to continue as a going concern.

The unaudited condensed consolidated financial statements included in this Report on Form 6-K do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainty of us being able to continue as a going concern. For additional discussion on our debt obligations, see Note 7 "Debt."

Sale of our Iron Oxide Business
On March 31, 2023, we completed the sale of our Iron Oxide business to Cathay Industries. We received cash proceeds of $127 million net of working capital adjustments, taxes, fees and other closing cash adjustments and recognized a gain on sale in the first quarter of 2023 of approximately $12 million, which is included in Other operating expense, net in our unaudited condensed consolidated statements of operations.
The disposal group was classified as assets held-for-sale as of December 31, 2022 on our consolidated balance sheet.
Sale of Carbon Credits
During the three months ended March 31, 2023, we sold emissions allowances in the amount of $44 million. These are included in cash flows from operating activities on our condensed consolidated statement of cash flows.

Note 2. Recently Issued Accounting Pronouncements

Recently Adopted Accounting pronouncements

There were no accounting pronouncements that we adopted during the first quarter of 2023.

Accounting Pronouncements Pending Adoption in the Current Period

Recently issued accounting pronouncements that become effective subsequent to March 31, 2023 will either not have a material impact on us or are not applicable to us.

Note 3. Revenue

We generate substantially all of our revenues through sales of inventory in the open market and via long-term supply agreements. At contract inception, we assess the goods promised in our contracts and identify a performance obligation for each promise to transfer to the customer a distinct good. In substantially all cases, a contract has a single performance obligation to deliver a promised good to the customer. Revenue is recognized when the performance obligations under the terms of our contracts are satisfied. Generally, this occurs at the time of shipping, at which point the control of the goods transfers to the customer. Further, in determining whether control has transferred, we consider if there is a present right to payment and legal title, along with risks and rewards of ownership having transferred to the customer. Revenue is measured as the amount of consideration we expect to receive in exchange for transferred goods. Sales, value added, and other taxes we collect concurrent with revenue-producing activities are excluded from revenue. Incidental items that are immaterial in the context of the contract are recognized as expense. We have elected to account for all shipping and handling activities as fulfillment costs. We recognize these costs for shipping and handling when control over products have transferred to the customer as an expense in cost of goods sold. We have also elected to expense commissions when incurred as the amortization period of the commission asset that we would have otherwise recognized is less than one year.

The following table disaggregates our revenues by major geographical region for the three months ended March 31, 2023 and 2022:

	Three months ended March 31, 2023			Three months ended March 31, 2022
	Titanium Dioxide	Performance Additives	Total	Titanium Dioxide	Performance Additives	Total
Europe	$150	$43	$193	$264	$57	$321
North America	79	65	144	96	66	162
APAC	49	14	63	103	21	124
Other	35	3	38	47	5	52
Total Revenues	$313	$125	$438	$510	$149	$659

The following table disaggregates our revenues by major product line for the three months ended March 31, 2023 and 2022:

	Three months ended March 31, 2023			Three months ended March 31, 2022
	Titanium Dioxide	Performance Additives	Total	Titanium Dioxide	Performance Additives	Total
TiO2	$313	$—	$313	$510	$—	$510
Color Pigments	—	62	62	—	80	80
Functional Additives	—	26	26	—	38	38
Timber Treatment	—	37	37	—	31	31
Total Revenues	$313	$125	$438	$510	$149	$659

The amount of consideration we receive and revenue we recognize is based upon the terms stated in the sales contract, which may contain variable consideration such as discounts or rebates. We also give our customers a limited right to return products that have been damaged, do not satisfy their specifications, or for other specific reasons. Payment terms on product sales to our customers typically range from 30 days to 90 days. Although certain exceptions exist where standard payment terms are exceeded, these instances are infrequent and do not exceed one year. Discounts are allowed for some customers for early payment or if certain volume commitments are met. As our standard payment terms are less than one year, we have elected to not assess whether a contract has a significant financing component. In order to estimate the applicable variable consideration at the time of revenue recognition, we use historical and current trend information to estimate the amount of discounts, rebates, or returns to which customers are likely to be entitled. Historically, actual discount or rebate adjustments relative to those estimated and accrued at the point of which revenue is recognized have not materially differed.

Note 4. Inventories

Inventories are stated at the lower of cost or market, with cost determined using first-in, first-out and average cost methods for different components of inventory. Inventories at March 31, 2023 and December 31, 2022 consisted of the following:

	March 31, 2023	December 31, 2022
Raw materials and supplies	$179	$218
Work in process	49	33
Finished goods	245	248
Total	$473	$499
Finished goods inventory is net of inventory reserves of $14 million and $21 million at March 31, 2023 and December 31, 2022, respectively.

Note 5. Variable Interest Entities

We evaluate our investments and transactions to identify variable interest entities for which we are the primary beneficiary. We hold a variable interest in the following joint ventures for which we are the primary beneficiary:

•Pacific Iron Products Sdn Bhd is our 50%-owned joint venture with Coogee Chemicals that manufactures products for Venator. It was determined that the activities that most significantly impact its economic performance are raw material supply, manufacturing and sales. In this joint venture we supply all the raw materials through a fixed cost supply contract, operate the manufacturing facility and market the products of the joint venture to customers. Through a fixed price raw materials supply contract with the joint venture we are exposed to the risk related to the fluctuation of raw material pricing. As a result, we concluded that we are the primary beneficiary.

•Viance, LLC ("Viance") is our 50%-owned joint venture with Lanxess. Viance markets timber treatment products for Venator. We have determined that the activity that most significantly impacts Viance’s economic performance is manufacturing. The joint venture sources all of its products through a contract manufacturing arrangement at our Harrisburg, North Carolina facility and we bear a disproportionate amount of working capital risk of loss due to the supply arrangement whereby we control manufacturing on Viance’s behalf. As a result, we concluded that we are the primary beneficiary.

Creditors of these entities have no recourse to Venator’s general credit. As the primary beneficiary of these variable interest entities at March 31, 2023, the joint ventures’ assets, liabilities and results of operations are included in Venator’s unaudited condensed consolidated financial statements.

The revenues, income before income taxes and net cash provided by operating activities for our variable interest entities for the three months ended March 31, 2023 and 2022 are as follows:

	Three months ended March 31,
	2023	2022
Revenues	$33	$26
Income before income taxes	4	3
Net cash provided by operating activities	—	4

Note 6. Restructuring, Impairment, and Plant Closing and Transition Costs

Venator has initiated various restructuring programs in an effort to reduce operating costs and maximize operating efficiency.

Restructuring Activities

Company-wide Restructuring

In the fourth quarter of 2022, we implemented a plan to reduce selling, general and administrative expenses across all of our businesses. As part of the program, we recorded cash restructuring expense of less than $1 million for the three months ended March 31, 2023.

Titanium Dioxide Segment

In March 2017, we implemented a plan to close the white-end finishing and packaging operation of our titanium dioxide manufacturing facility at our Calais, France site. The announced plan followed the 2015 closure of the black-end manufacturing operations and resulted in the closure of the entire facility. As part of the program, we recorded restructuring and plant closure expense of $1 million for the three months ended March 31, 2023 and March 31, 2022, each, all of which related to plant shutdown costs. We expect to incur additional cash plant shutdown costs for our Calais, France facility of approximately $7 million through 2024.

In September 2018, we implemented a plan to close our Pori, Finland titanium dioxide manufacturing facility. We recorded $2 million of restructuring and plant closing costs for the three months ended March 31, 2023, all of which was related to cash plant shutdown costs.

We recorded restructuring expense related to our Pori, Finland manufacturing facility of $9 million for the three months ended March 31, 2022, of which approximately $5 million was restructuring expense related to the plan and $4 million was non-restructuring plant shutdown costs. Restructuring expense for the three months ended March 31, 2022 was comprised of $3 million related to cash plant shutdown costs and $2 million related to accelerated depreciation.

We expect to incur additional charges related to our Pori facility of approximately $25 million through the end of 2025, of which $1 million relates to accelerated depreciation, $21 million relates to plant shut down costs, $2 million relates to other employee costs and $1 million relates to the write off of other assets. Future charges consist of $2 million of noncash costs and $23 million of cash costs.

Accrued Restructuring Costs

As of March 31, 2023 and December 31, 2022, current and non-current accrued restructuring costs by type of cost and year of initiative consisted of the following:

	Workforce reductions(1)	Other restructuring costs	Total(2) (3)
Accrued restructuring costs as of December 31, 2022	$8	$—	$8
2023 charges for 2018 and prior initiatives	—	3	3
2023 payments for 2018 and prior initiatives	—	(3)	(3)
2023 payments for 2020 initiatives	(3)	—	(3)
Accrued restructuring costs as of March 31, 2023	$5	$—	$5
Current portion of restructuring reserves	$3	$—	$3
Long-term portion of restructuring reserve	$2	$—	$2

(1)The total workforce reduction reserves of $5 million relate to the termination of 56 positions, of which 26 positions have been terminated but require future payment as of March 31, 2023.
(2)Accrued liabilities remaining at March 31, 2023 and December 31, 2022 by year of initiatives were as follows:

	March 31, 2023	December 31, 2022
2018 initiatives and prior	$4	$4
2020 initiatives	—	3
2022 initiatives	1	1
Total	$5	$8
(3)All total accrued restructuring costs as of March 31, 2023 and December 31, 2022 were related to the Titanium Dioxide segment.

Restructuring, Impairment and Plant Closing and Transition Costs

Details with respect to restructuring, impairment and plant closing and transition costs for the three months ended March 31, 2023 and 2022 are provided below:

	Three months ended March 31,
	2023	2022
Cash restructuring charges	$3	$5
Impairment of assets	5	—
Accelerated depreciation	—	2
Other plant closure costs	—	4
Total Restructuring, Impairment and Plant Closing and Transition Costs	$8	$11

Note 7. Debt

The filing of the Chapter 11 Cases constituted an event of default that allowed the respective lenders to accelerate substantially all of our debt obligations. As a result, we have classified all debt obligations as a current liability in the condensed consolidated balance sheet as of March 31, 2023 and December 31, 2022, respectively. Pursuant to Section 362 of the Bankruptcy Code, the filing of the Chapter 11 Cases automatically stayed most actions against or on behalf of the Company Parties, including actions to collect indebtedness incurred prior to the Petition Date or to exercise control over the Company Parties’ property. See "Note 1. Description of Business, Recent Developments and Going Concern" for further discussion of our going concern evaluation.

Outstanding debt, excluding finance leases and net of remaining unamortized discount and issuance costs of $8 million and $10 million as of March 31, 2023 and December 31, 2022, respectively, consisted of the following:

	March 31, 2023	December 31, 2022
Term Loan Facility	$353	$353
Senior Secured Notes	220	219
Senior Unsecured Notes	373	373
ABL Facility	88	80
Other	8	15
Total debt	1,042	1,040
Less: short-term debt and current portion of long-term debt	1,042	1,040
Total long-term debt	$—	$—

The estimated fair value of the Term Loan Facility was $230 million and $264 million as of March 31, 2023 and December 31, 2022, respectively. The estimated fair value of the Senior Secured Notes was $141 million and $162 million as of March 31, 2023 and December 31, 2022, respectively. The estimated fair value of the Senior Unsecured Notes was $45 million and $114 million as of March 31, 2023 and December 31, 2022, respectively. The estimated fair values of the Term Loan Facility, Senior Secured Notes and Senior Unsecured Notes are based upon quoted market prices (Level 1).

The aggregate principal outstanding under our ABL Facility was $88 million and $80 million as of March 31, 2023 and December 31, 2022, respectively, at an interest rate of approximately 4.2% on our outstanding balances. It is not practical to determine the fair value of the ABL Facility.

Senior Credit Facilities

Subject to the Chapter 11 Cases, our Senior Credit Facilities provide for first lien senior secured financing of up to $705 million, consisting of:

•the Term Loan Facility in an aggregate principal amount of $375 million, with a maturity date of August 2024; and
•the ABL Facility in an aggregate principal amount of up to $330 million, with a maturity of October 15, 2026, or if earlier, 91 days prior to maturity of any indebtedness in an amount in excess of $75 million.

The Term Loan Facility amortizes in aggregate annual amounts equal to 1% of the original principal amount of the Term Loan Facility and is paid quarterly.

Prior to the filing of the Chapter 11 Cases, availability to borrow under the ABL Facility was subject to a borrowing base calculation comprising both accounts receivable and inventory in the U.S., Canada, the U.K. and Germany and only accounts receivable in France and Spain. The borrowing base calculation as of March 31, 2023, after taking account of $45 million reserved for letters of credit available to be issued by one of our lenders, was approximately $163 million of which $43 million was available to be drawn as a result of approximately $85 million of drawn debt and $35 million of letters of credit issued and outstanding. However, as a result of the Amendment, we are unable to utilize $40 million of the ABL facility availability. See "Note 1. Description of Business, Recent Developments, and Going Concern" for further discussion of our borrowing base and the related going concern evaluation.

On March 30, 2023, we entered into Amendment No. 1 to the Amended and Restated Revolving Credit Agreement (the “Amendment”). The Amendment was entered into to permit the consummation of the Iron Oxide Sale and amend certain provisions of the Existing ABL Credit Agreement, including the replacement of the LIBOR-based reference interest rate with a reference rate based on the Secured Overnight Financing Rate.

Borrowings under the Term Loan Facility bear interest at a rate equal to, at Venator’s option, either (a) a LIBOR based rate determined by reference to the costs of funds for Eurodollar deposits for the interest period relevant to such borrowing, adjusted for certain additional costs subject to an interest rate floor to be agreed or (b) a base rate determined by reference to the highest of (i) the rate of interest per annum determined from time to time by JPMorgan Chase Bank, N.A. as its prime rate in effect at its principal office in New York City, (ii) the federal funds rate plus 0.50% per annum and (iii) the one-month adjusted LIBOR plus 1.00% per annum, in each case plus an applicable margin to be agreed upon. Borrowings under the ABL Facility bear interest at a variable rate equal to an applicable margin based on the applicable quarterly average excess availability under the ABL Facility plus either a LIBOR or a base rate. The applicable margin percentage is calculated and established once every three calendar months and varies from 150 to 200 basis points for LIBOR loans depending on the quarterly average excess availability under the ABL Facility for the immediately preceding three-month period. The Senior Credit Facilities contain covenants that are usual and customary for facilities of this type, including events of default and financial, affirmative and negative covenants. In addition, the ABL Facility contains a springing financial covenant that requires the Company and its restricted subsidiaries to maintain a consolidated fixed charge coverage ratio of at least 1:1 for certain periods of time, if borrowing availability is less than a specified threshold. The Senior Credit Facilities contain customary change of control provisions, the breach of which entitle the lenders to take various actions, including the acceleration of amounts due under the facility.

On April 30, 2023, the Company and the applicable lenders executed Forbearance Agreements with respect to the Term Loan Facility and the ABL Facility, pursuant to which lenders party to Term Loan Facility and the ABL Facility agreed to forbear from exercising any rights or remedies with respect to certain events of default until May 8, 2023, subject to the terms and conditions provided therein. Following further discussions, the forbearance was extended another week and The Forbearance Agreements expired on May14, 2023.

Senior Secured Notes

On May 22, 2020, we completed an offering of $225 million in aggregate principal amount of senior secured notes (the "Senior Secured Notes") due on July 1, 2025 at 98% of their face value. The Senior Secured Notes are obligations of our wholly owned subsidiaries, Venator Finance S.à r.l. and Venator Materials LLC (the "Issuers") and bear interest of 9.5% per year payable semi-annually in arrears. The Senior Secured Notes are guaranteed on a senior secured basis by Venator and each of Venator's restricted subsidiaries (other than the Issuers and certain other excluded subsidiaries) that is a guarantor under Venator's Term Loan Facility and ABL Facility. The Senior Secured Notes are secured on a first-priority basis by liens on all of the assets that secure the Term Loan Facility on a first-priority basis and are secured on a second-priority basis in all inventory, accounts receivable, deposit accounts, securities accounts, certain related assets and other current assets that secure the ABL Facility on a first-priority basis and the Term Loan Facility on a second-priority basis, in each case, other than certain excluded assets. The Senior Secured Notes contain covenants that are usual and customary for facilities of this type, including events of default and financial, affirmative and negative covenants. Upon the occurrence of certain change of control events, holders of the Venator Senior Secured Notes will have the right to require that the Issuers purchase all or a portion of such holder’s Senior Secured Notes in cash at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase.

Senior Unsecured Notes

Our Senior Unsecured Notes are general unsecured senior obligations of the Issuers and are guaranteed on a general unsecured senior basis by Venator and certain of Venator’s subsidiaries. The indenture related to the Senior Unsecured Notes imposes certain limitations on the ability of Venator and certain of its subsidiaries to, among other things, incur additional indebtedness secured by any principal properties, incur indebtedness of non-guarantor subsidiaries, enter into certain sale and leaseback transactions with respect to any principal properties and consolidate or merge with or into any other person or lease, or sell or transfer all or substantially all of its properties and assets. The Senior Unsecured Notes bear interest of 5.75% per year payable semi-annually and will mature on July 15, 2025. The Senior Unsecured Notes will be redeemable in whole or in part at any time at the redemption prices set forth in the indenture, plus accrued and unpaid interest, if any, up to, but not including, the redemption date. Upon the occurrence of certain change of control events (other than the separation), holders of the Venator Senior Unsecured Notes will have the right to require that the Issuers purchase all or a portion of such holder’s Senior Unsecured Notes in cash at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase.

Guarantees

All obligations under the Senior Credit Facilities are guaranteed by Venator and substantially all of our subsidiaries (the "Guarantors"), and are secured by substantially all of the assets of Venator and the Guarantors, in each case subject to certain exceptions. Lien priority as between the Term Loan Facility and the ABL Facility with respect to the collateral will be governed by an intercreditor agreement.

Letters of Credit
As of March 31, 2023 we had $86 million of issued and outstanding letters of credit and bank guarantees to third parties. Of this amount, $6 million were issued by various banks on an unsecured basis with the remaining $80 million issued from our secured ABL Facility.

Other Short-Term Notes Payable

In the third quarter of 2022 we entered into an agreement to finance the premiums for some of our corporate insurance programs. The premium finance agreement includes an initial amount of $23 million and interest is payable at 4.4% per annum. Payment of principle and interest is due in monthly installments with the final amount payable in June 2023. Approximately $6 million was outstanding at March 31, 2023 and is included in "current portion of debt" on our condensed consolidated balance sheet.

Note 8. Derivative Instruments and Hedging Activities

To reduce cash flow volatility from foreign currency fluctuations, we may enter into forward and swap contracts to hedge portions of cash flows of certain foreign currency transactions. We do not use derivative financial instruments for trading or speculative purposes.

Cross-Currency Swaps

In September 2022, we entered into three new cross-currency interest rate swaps which notionally exchanged $200 million at a fixed rate of 5.75% for €207 million on which a weighted average rate of 4.30% is payable. The cross-

currency swaps have been designated as fair value hedges of a fixed rate U.S. Dollar intercompany loan. The cross-currency swaps were set to mature in July 2025, which was the best estimate of the repayment date on the intercompany loan.

We formally assessed the hedging relationship at the inception of the fair value hedge in order to determine whether the derivatives that are used in the hedging transactions are highly effective in offsetting changes in fair value attributable to the hedged item and we will continue to assess the relationship on an ongoing basis. We used the spot method to measure effectiveness of our cross-currency swap agreement, comparing the quarterly change in the spot exchange rates on the USD notional amount underlying the cross-currency swap designated hereunder and the quarterly change in spot exchange rates on the USD debt. Fair value changes attributable to the change in spot foreign currency rates are recognized in foreign exchange gain (loss), and reported in Other operating expense, net in our condensed consolidated statement of operations, along with the offsetting gains and losses of the related hedged item. We have elected to exclude the forward interest rate differential from the assessment of hedge effectiveness in the fair value hedge and account for it as an excluded component. The changes in fair value of the excluded component of the cross-currency swaps are recorded in Other comprehensive income (loss).

The fair value of these hedges were liabilities of $23 million and $19 million at March 31, 2023 and December 31, 2022, and are recorded as other noncurrent liabilities on our unaudited condensed consolidated balance sheets. We estimate the fair values of our cross-currency swaps by taking into consideration valuations obtained from a third-party valuation service that utilizes an income-based industry standard valuation model for which all significant inputs are observable either directly or indirectly. These inputs include foreign currency exchange rates, credit default swap rates and cross-currency basis swap spreads. The cross-currency swaps have been classified as Level 2 because the fair value is based upon observable market-based inputs or unobservable inputs that are corroborated by market data.

For the three months ended March 31, 2023 and 2022, the change in accumulated other comprehensive loss associated with hedging activities was a gain of $1 million and nil, respectively.
On May 1, 2023, we terminated our cross currency swaps and a payable was recorded to the counterparties for $27 million which was the fair value of these hedges on the date of termination.

Forward Currency Contracts Not Designated as Hedges

We transact business in various foreign currencies and we may enter into currency forward contracts to offset the risks associated with foreign currency exposure. At March 31, 2023 and December 31, 2022, we had nil and $71 million, respectively, notional amount (in U.S. Dollar equivalents) outstanding in foreign currency contracts with a term of approximately one month. The contracts are valued using observable market rates (Level 2).

Note 9. Income Taxes

Venator uses the asset and liability method of accounting for income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes. We evaluate deferred tax assets to determine whether it is more likely than not that they will be realized. Valuation allowances are reviewed on a tax jurisdiction basis to analyze whether there is sufficient positive or negative evidence to support a change in judgment about the realizability of the related deferred tax assets for each jurisdiction. These conclusions require significant judgment. In evaluating the objective evidence that historical results provide, we consider the cyclicality of Venator and cumulative income or losses during the applicable period. Cumulative losses incurred over the period limits our ability to consider other subjective evidence such as our projections for the future. Changes in expected future income in applicable tax jurisdictions could affect the realization of deferred tax assets in those jurisdictions.

We recorded income tax expense of $1 million and nil for the three months ended March 31, 2023 and 2022, respectively. Our tax expense is significantly affected by the mix of income and losses in tax jurisdictions in which we operate, as impacted by the presence of valuation allowances in certain tax jurisdictions.

We expect to release an uncertain tax position of approximately $12 million related to the settlement of an ongoing tax audit, anticipated to occur before December 31, 2023. A full valuation allowance is recognised against the deferred tax assets related to the position, so as a result, no impact to tax expense will occur.

At December 31, 2022, we concluded that there was insufficient positive evidence in our Spanish business to overcome negative evidence. As a result we recognized a full valuation allowance against Spanish net deferred tax assets of $50 million.

Based on management’s ongoing analysis of positive and negative evidence within our Malaysia business we concluded at September 30, 2022 that there was insufficient positive evidence to overcome a history of losses. As a result, we recognized a full valuation allowance against Malaysian net deferred tax assets of $9 million.

For U.S. federal income tax purposes Huntsman recognized a gain as a result of the IPO and the separation to the extent the fair market value of the assets associated with our U.S. businesses exceeded the basis of such assets for U.S. federal income tax purposes at the time of the separation. As a result of such gain recognized, the basis of the assets associated with our U.S. businesses was increased. Pursuant to the tax matters agreement entered into at the time of the separation, we are required to make a future payment to Huntsman for any actual U.S. federal income tax savings we recognize as a result of any such basis increase for tax years through December 31, 2028. As of each of March 31, 2023 and December 31, 2022 our total liability was $21 million. Any subsequent adjustment asserted by U.S. taxing authorities could change the amount of gain recognized with a corresponding basis and liability adjustment for us under the tax matters agreement.

Note 10. Earnings Per Share

Basic earnings per share excludes dilution and is computed by dividing net income attributable to Venator ordinary shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share reflects all potential dilutive ordinary shares outstanding during the period and is computed by dividing net income available to Venator ordinary shareholders by the weighted average number of shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities.

Basic and diluted earnings per share are determined using the following information:

	Three months ended March 31,
	2023	2022
Numerator:
Basic and diluted loss from continuing operations:
Net (loss) income attributable to Venator Materials PLC ordinary shareholders	$(170)	$(3)
Denominator:
Weighted average shares outstanding	108.4	107.6
Potential dilutive impact of share-based awards(1)	0.1	0.1

(1) The potentially dilutive impact of share-based awards was excluded from the calculation of net loss per share for the three months ended March 31, 2023 and 2022 because there is an anti-dilutive effect as we are in net loss positions.

For the three months ended March 31, 2023, the number of anti-dilutive employee share-based awards excluded from the computation of diluted earnings per share was 3 million. For the three months ended March 31, 2022, the number of anti-dilutive employee share-based awards excluded from the computation of dilutive earnings per share was 4 million.

Note 11. Commitments and Contingencies

Legal Proceedings
Overview
We accrue liabilities related to legal matters when they are either known or considered probable and can be reasonably estimated. Legal matters are inherently unpredictable and subject to significant uncertainties, and significant judgment is required to determine both probability and the estimated amount. Some of these uncertainties include the stage of litigation, available facts, uncertainty as to the outcome of any legal proceedings or settlement discussions, and any novel legal issues presented.
In addition to the matters discussed below, we are a party to various other proceedings instituted by private plaintiffs, governmental authorities and others arising under provisions of applicable laws, including various environmental, products liability and other laws. Except as otherwise disclosed in these unaudited condensed consolidated financial statements, we do not believe that the outcome of any of these matters will have a material effect on our financial statements.
Effect of Automatic Stay upon filing under Chapter 11 of the Bankruptcy Code

Pursuant to Section 362 of the Bankruptcy Code, the filing of the Chapter 11 Cases automatically stayed most actions against or on behalf of the Company Parties. Subject to certain exceptions under the Bankruptcy Code, the filing of the Company Parties’ Chapter 11 Cases automatically stayed the continuation of most legal proceedings or the filing of other actions against or on behalf of the Company Parties or their property to recover on, collect or secure a claim arising prior to the Petition Date or to exercise control over property of the Company Parties’ bankruptcy estates, unless and until the Bankruptcy Court modifies or lifts the automatic stay as to any such claim. Notwithstanding the general application of the automatic stay described above, governmental authorities may determine to continue actions brought under their police and regulatory powers. See "Note 1. Description of Business, Recent Developments and Going Concern" for further discussion of the Chapter 11 Cases and our going concern evaluation.

Calais Pipeline Matter
The Region Hauts-de-France (the “Region”) has issued two duplicate title perception demands against us requiring repayment of €12 million, or $13 million using exchange rates at March 31, 2022. This sum was previously paid to us by the Region under a settlement agreement, pursuant to which we were required to move an effluent pipeline at our Calais site. We filed claims with the Administrative Court in Lille, France on February 14, 2018 and April 12, 2018, requesting orders that the demands be set aside, which suspended enforcement of the demands. On July 12, 2018, the court set aside the first demand. On July 15, 2022, the court set aside the second demand and determined the original settlement agreement to be null and void. The judgement did not include a requirement for Venator to make any payments and was subject to appeal by both parties. Venator filed an appeal against the July 15, 2022 judgement on September 14, 2022. No date has been set for the appeal hearing.
Four new title perception demands were issued by the Region dated November 30, 2022, requiring payment of a total of €12 million. Venator filed a claim with the Administrative Court in Lille on January 27, 2023 requesting an order that the new demands be set aside, which will suspend enforcement of the demands.

A settlement was agreed between Venator and the Region on 25 April 2023, subject to certain conditions which we anticipate will be met during the next twelve months, pursuant to which Venator has agreed to transfer the Calais site to the Region and to make a payment to the Region of €2 million, to be paid in two installments.

We have accrued $2 million related to this matter.

Scarlino Gypsum Developments
Our Scarlino, Italy TiO2 manufacturing facility generates gypsum from the manufacturing process, which has been landfilled on-site and also transported for use in a reclamation project at Montioni, a nearby former quarry owned and operated by third parties. Venator Italy Srl, the quarry operator and site management are subjects of an investigation by the Italian Public Prosecutor’s Office concerning whether our Scarlino site and the quarry operator are in full compliance with applicable laws and permits with regard to the use of gypsum for reclamation at the quarry.

In the second quarter of 2021, we requested regional approval for a project for the use of gypsum in a specified on-site area on our Scarlino site. Following a review with relevant regional representatives, we submitted a revised request for regional approval in the first quarter of 2022. Following its determination that a preliminary (or screening) environmental impact assessment would be required, in November 2022 the Tuscany Region issued a further decree requiring a full environmental impact assessment before the project can be approved. We submitted the additional requested information to the Region during the first quarter of 2023, but the Region has not yet approved the project.

Since the third quarter of 2022, we have suspended TiO2 production from two of the three calciner streams at the facility to reduce the rate at which the remaining gypsum capacity both on-site and in the Montioni reclamation project has been consumed. As we no longer have sufficient capacity for the gypsum produced and have not yet received the necessary approvals from the Region, we intend to stop all remaining production at the Scarlino site starting June 2023.

We continue to work with the Region to secure approvals for both temporary gypsum storage and permanent landfill capacity. However, we do not intend to restart the facility unless we receive from the Region satisfactory approvals for the temporary storage of gypsum and commitments to approve projects for longer-term permanent landfill capacity. Without such approvals and commitments, we may permanently close the site and subsequently incur associated site closure costs.

In January 2023, we concluded, due to our inability to obtain required approvals from regulatory authorities for various options for gypsum disposal thus far and our assessment of the likelihood of obtaining these approvals prior to the end of the first quarter, that the useful life of the Scarlino property, plant and equipment should be reduced to the end of the second quarter of 2023. We incurred incremental depreciation expense of $33 million during the first quarter of 2023 as a result of this change in useful life.

In September 2022, Venator was the successful bidder in an auction to purchase the La Vallina quarry in Tuscany. Venator successfully completed the purchase of the quarry on January 19, 2023. If we restart our Scarlino facility and we subsequently receive the required approvals from regional authorities to operate the quarry as a landfill, at a future point the La Vallina quarry could be used as a landfill to provide longer-term disposal capacity for gypsum we produce at the Scarlino site.

Gasum Matter

On November 15, 2022, Gasum LNG Oy initiated an arbitration proceeding seeking the full and immediate payment of a total of €33 million plus interest from October 14, 2022 for all amounts allegedly owed under a natural gas supply agreement that we entered into with Skangas Oy (predecessor to Gasum) in 2015 to supply natural gas to our Pori, Finland manufacturing facility.
Under the agreement, we were required to purchase a minimum annual quantity, subject to a mechanism for making up shortfalls. The minimum annual quantity could be reduced (even to zero) in the event of a "Force Majeure Event." We declared that the fire at our Pori facility in January 2017 was a Force Majeure Event under the agreement, reducing the minimum annual quantity to the actual quantity purchased. Gasum alleged that this Force Majeure Event subsequently ceased to apply after an initial period following the fire and that we were thereafter again obliged to purchase the minimum annual quantities and filed arbitration proceedings seeking declaratory relief to require us to "take or pay" for the minimum annual quantities of natural gas. On August 6, 2021, the arbitration tribunal issued its decision in the matter, ruling that we were obligated to continue to purchase the minimum annual quantity under the supply agreement until termination of the supply agreement, which subsequently occurred on August 31, 2022.

We dispute that any sums are yet due and outstanding other than a €3 million termination fee as of October 13, 2022. In the current arbitration proceeding, the arbitral panel has been appointed, and a case management conference took place on May 15, 2023. The hearing is scheduled for late March 2024.

We have accrued $36 million related to this matter of which $17 million is current and has been included in accrued liabilities on our consolidated balance sheet at March 31, 2023.

Note 12. Environmental, Health and Safety Matters

Environmental, Health and Safety Capital Expenditures
We may incur future costs for capital improvements and general compliance under EHS laws, including costs to acquire, maintain and repair pollution control equipment. For the three months ended March 31, 2023 and 2022, our capital expenditures for EHS matters totaled $2 million, each. Because capital expenditures for these matters are subject to evolving regulatory requirements and depend, in part, on the timing, promulgation and enforcement of specific requirements, our capital expenditures for EHS matters have varied significantly from year to year and we cannot provide assurance that our recent expenditures are indicative of future amounts we may spend related to EHS and other applicable laws.
Environmental Liabilities
We accrue liabilities relating to anticipated environmental cleanup obligations, site reclamation and closure costs, and known penalties. Liabilities are recorded when potential liabilities are either known or considered probable and can be reasonably estimated. Our liability estimates are based upon requirements placed upon us by regulators, available facts, existing technology, and past experience. The environmental liabilities do not include amounts recorded as asset retirement obligations. As of March 31, 2023 and December 31, 2022, we had environmental reserves of $4 million, each. We may incur additional losses for environmental remediation.
Environmental Matters
We have incurred, and we may in the future incur, liabilities to investigate and clean up waste or contamination at our current or former facilities or facilities operated by third parties at which we may have disposed of waste or other materials. Similarly, we may incur costs for the cleanup of waste that was disposed of prior to the purchase of our businesses. Under some circumstances, the scope of our liability may extend to damages to natural resources.
In the EU, the Environmental Liability Directive (Directive 2004/35/EC) has established a framework based on the "polluter pays" principle for the prevention and remediation of environmental damage, which establishes measures to prevent and remedy environmental damage. The directive defines "environmental damage" as damage to protected species and natural habitats, damage to water and damage to soil. Operators carrying out dangerous activities listed in the Directive are strictly liable for remediation, even if they are not at fault or negligent.
Under EU Directive 2010/75/EU on industrial emissions, permitted facility operators may be liable for significant pollution of soil and groundwater over the lifetime of the activity concerned. We are in the process of plant closures at facilities in the EU and liability to investigate and clean up waste or contamination may arise during the surrender of operators' permits at these locations under the directive and associated legislation such as the Water Framework Directive (Directive 2000/60/EC) and the Groundwater Directive (Directive 2006/118/EC).

Under CERCLA and similar state laws, a current or former owner or operator of real property in the U.S. may be liable for remediation costs regardless of whether the release or disposal of hazardous substances was in compliance with law at the time it occurred or whether it owned or operated the facility at the time of the release. Outside the U.S., analogous contaminated property laws, such as those in effect in France, can hold past owners and/or operators liable for remediation at former facilities. We have not been notified by third parties of claims against us for cleanup liabilities at former facilities or third-party sites, including, but not limited to, sites listed under CERCLA.
Under RCRA in the U.S. and similar state laws, we may be required to remediate contamination originating from waste disposed of at our properties. Similar laws exist in a number of locations in which we currently operate, or previously operated, manufacturing facilities. Some of our manufacturing sites have an extended history of industrial chemical manufacturing and use, including on-site waste disposal and we have made accruals for related remediation activity. We are aware of soil, groundwater or surface contamination from past operations at some of our sites and have made accruals for related remediation activity, and we may find contamination at other sites in the future.

Recent developments in climate change related policy and regulations include the Green Deal in the EU, mandatory TCFD disclosures in the U.K. and the U.K. commitment to becoming carbon neutral by 2050. Other nations have made or indicated a desire to make similar policy changes and commitments, including the Corporate Governance Improvement and Investor Protection Act in the U.S. We have also adopted sustainability targets, which include a target to reduce Scope 1 and Scope 2 greenhouse gas emissions by 50% by 2030 (based on 2016 baseline data) and we are developing a decarbonization strategy for our operating facilities. Legislative changes could also affect us in a number of ways including potential requirements to decarbonize manufacturing processes and increased costs of GHG allowances. We are currently monitoring these developments closely while investigating appropriate climate change strategies to enable us to comply with the new regulations and conform to new disclosure requirements, including TCFD. We expect that our facilities will be subject to additional regulation related to climate change and climate change itself may also have some impact on our operations. However, these impacts are currently uncertain and we cannot predict the nature and scope of these impacts.

Scarlino Investigation

Our Scarlino, Italy TiO2 manufacturing facility generates gypsum from the manufacturing process, which has been landfilled on-site and also transported for use in a reclamation project at Montioni, a nearby former quarry owned and operated by third parties. Venator Italy Srl, the quarry operator and Scarlino site management are subjects of an investigation by the Italian Public Prosecutor’s Office concerning whether our Scarlino site and the quarry operator are in full compliance with applicable laws and permits with regard to the use of gypsum for reclamation at the quarry. The authorities continue to investigate the matter and additional environmental investigations and monitoring will be carried out during 2023.

Harrisburg Remediation
We are engaged in source removal and groundwater remediation at our facility in Harrisburg, NC, under a corrective action plan agreed with the North Carolina Department of Environmental Quality. The agreed interim corrective measures include the removal of a settlement lagoon and the relining of lagoons and containment areas prior to risk based remediation of groundwater. We have environmental reserves of $2 million at March 31, 2023 for this remediation obligation however the risk-based remediation of the groundwater following the remediation of the lagoons and containment areas cannot be reliably estimated at this stage, and these costs could be material to our unaudited condensed consolidated financial statements.
Calais Remediation
Following the closure of our manufacturing facility in Calais, France we are engaged in a site assessment and a remediation assessment. We have not otherwise set environmental reserves for this remediation obligation as the risk-based targets for remediation and the extent of any required remediation are yet to be agreed with regulators and cannot be reliably estimated. However, these costs could be material to our unaudited condensed consolidated financial statements.
Duisburg Remediation
We are engaged in the assessment of metals in the groundwater and the hydrogeological nature of the groundwater beneath our Duisburg, Germany facility. Following a risk assessment we performed regarding the status of the groundwater body, in February 2023 we informed local residents in accordance with the Federal Soil Protection Act that we had, in cooperation with the City of Duisburg, carried out investigations and analysis which found groundwater contamination with heavy metals at a depth of between approximately seven and twelve meters below ground level. A public meeting with local residents was held in March 2023.
We are commencing an assessment of available remediation techniques to determine the technical solution which could be used to treat the impacted groundwater. We expect that this assessment will be completed in 2023.
We have reserves of $1 million at March 31, 2023 for investigation into environmental contamination. Any remediation of the plume has not been demonstrated to be required and is not reliably estimable at this stage and will require further technical assessment and regulatory agreement, but these costs could be material to our unaudited condensed consolidated financial statements.

Note 13. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consisted of the following:

	Foreign currency translation adjustment(a)	Pension and other postretirement benefits adjustments net of tax(b)	Other comprehensive income of unconsolidated affiliates	Hedging instruments	Total	Amounts attributable to noncontrolling interests	Amounts attributable to Venator
Beginning balance, January 1, 2023	$(148)	$(239)	$(2)	$(2)	$(391)	$—	$(391)
Other comprehensive (loss) income before reclassifications, gross	23	(1)	—	1	23	—	23
Tax expense	—	1	—	—	1	—	1
Amounts reclassified from accumulated other comprehensive loss, gross(c)	(4)	1	—	—	(3)	—	(3)
Tax expense	—	—	—	—	—	—	—
Net current-period other comprehensive (loss) income	19	1	—	1	21	—	21
Ending balance, March 31, 2023	$(129)	$(238)	$(2)	$(1)	$(370)	$—	$(370)

	Foreign currency translation adjustment(d)	Pension and other postretirement benefits adjustments net of tax(e)	Other comprehensive income of unconsolidated affiliates	Hedging instruments	Total	Amounts attributable to noncontrolling interests	Amounts attributable to Venator
Beginning balance, January 1, 2022	$(56)	$(253)	$(5)	$—	$(314)	$—	$(314)
Other comprehensive (loss) income before reclassifications, gross	(23)	—	2	—	(21)	—	(21)
Tax expense	—	—	—	—	—	—	—
Amounts reclassified from accumulated other comprehensive loss, gross(c)	—	1	—	—	1	—	1
Tax expense	—	—	—	—	—	—	—
Net current-period other comprehensive (loss) income	(23)	1	2	—	(20)	—	(20)
Ending balance, March 31, 2022	$(79)	$(252)	$(3)	$—	$(334)	$—	$(334)

(a)Amounts are net of tax of nil as of March 31, 2023 and January 1, 2023, each.
(b)Amounts are net of tax of $51 million and $50 million as of March 31, 2023 and January 1, 2023.
(c)See table below for details about the amounts reclassified from accumulated other comprehensive loss.
(d)Amounts are net of tax of nil as of March 31, 2022 and January 1, 2022, each.

(e)Amounts are net of tax of $50 million as of March 31, 2022 and January 1, 2022, each.

	Three months ended March 31,		Affected line item in the statement where net income is presented
	2023	2022
Details about Other Comprehensive Loss Components:
Foreign currency translation adjustments:
Divestitures [1]	(4)	—	Other operating expense
Amortization of pension and other postretirement benefits:
Actuarial loss	$1	$1	Other income
Prior service credit	—	—	Other income
Total before tax	(3)	1
Income tax expense	—	—	Income tax expense
Total reclassifications for the period, net of tax	$(3)	$1

(1)Related to the sale of our Iron Oxide Business

Note 14. Operating Segment Information

We derive our revenues, earnings and cash flows from the manufacture and sale of a wide variety of chemical products. We have reported our operations through our two segments, Titanium Dioxide and Performance Additives, and organized our business and derived our operating segments around differences in product lines.

The major product groups of each reportable operating segment are as follows:

Segment	Product Group
Titanium Dioxide	titanium dioxide
Performance Additives	functional additives, color pigments, and timber treatment

Sales between segments are generally recognized at external market prices and are eliminated in consolidation. Adjusted EBITDA is presented as a measure of the financial performance of our global business units and for reporting the results of our operating segments. The revenues and adjusted EBITDA for each of the two reportable operating segments are as follows:

	Three months ended March 31,
	2023	2022
Revenues:
Titanium Dioxide	$313	$510
Performance Additives	125	149
Total	$438	$659
Adjusted EBITDA(1)
Titanium Dioxide	$(61)	$49
Performance Additives	(2)	20
	(63)	69
Corporate and other	(20)	(12)
Total	(83)	57
Reconciliation of adjusted EBITDA to net (loss) income:
Interest expense	(24)	(18)
Interest income	3	3
Income tax expense	(1)	—
Depreciation and amortization	(56)	(31)
Net income attributable to noncontrolling interests	2	1
Other adjustments:
Business acquisition and integration expenses	(9)	—
Gain (loss) on disposition of business/assets	12	1
Certain legal expenses/settlements	(1)	(2)
Amortization of pension and postretirement actuarial losses	(1)	—
Net plant incident credits (costs)	(2)	(2)
Restructuring, impairment and plant closing and transition costs	(8)	(11)
Net loss	$(168)	$(2)

(1)Adjusted EBITDA is defined as net income/loss of Venator before interest expense, interest income, income tax expense/benefit, depreciation and amortization and net income attributable to noncontrolling interests, as well as eliminating the following adjustments: (a) business acquisition and integration expenses; (b) loss/gain on disposition of business/assets; (c) certain legal expenses/settlements; (d) amortization of pension and postretirement actuarial losses/gains; (e) net plant incident costs/credits; and (f) restructuring, impairment, and plant closing and transition costs.

ITEM 2. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the information under the heading "Note Regarding Forward-Looking Statements", "Part II. Item 1A. Risk Factors" of this Report on Form 6-K, as well as with our unaudited condensed consolidated financial statements and the related notes included in Item 1 hereto.

Executive Summary

We are a leading global manufacturer and marketer of chemical products that improve the quality of life for downstream consumers and promote a sustainable future. Our products comprise a broad range of innovative chemicals and formulations that bring color and vibrancy to buildings, protect and extend product life, and reduce energy consumption. We market our products globally to a diversified group of industrial customers through two segments: Titanium Dioxide, which consists of our TiO2 business, and Performance Additives, which consists of our functional additives, color pigments, and timber treatment businesses. We are a leading global producer in many of our key product lines, including TiO2, color pigments and functional additives, and a leading North American producer of timber treatment products.

Recent Developments

Forbearance Agreements

The Company failed to deliver an unqualified opinion without an explanatory paragraph regarding going concern in connection with the audited financial statements for the year ended December 31, 2022 to the lenders under its Term Loan Facility and ABL Facility by March 31, 2023, as was required by the respective Term Loan Facility and ABL Facility credit agreements. This resulted in a “default” under the respective ABL Facility and Term Facility credit agreements. The failure to timely cure such default, which cure was required no later than April 30, 2023, constituted an “event of default” under our Senior Credit Facilities and as a result thereof our lenders may accelerate the repayment of the outstanding borrowings under our facilities and exercise other rights and remedies that they have under applicable laws. Prior to filing the Chapter 11 Cases (as defined below), which gave us the benefit of the automatic stay (see “Legal Proceedings—Effect of Automatic Stay upon filing under Chapter 11 of the Bankruptcy Code”), we entered into Forbearance Agreements with respect to the Term Loan Facility and the ABL Facility, dated April 30, 2023, pursuant to which our lenders party thereto agreed to forbear from exercising any rights or remedies with respect to certain events of default until the earlier of May 8, 2023 or the occurrence of certain events of termination, subject to the terms and conditions thereof (the “Forbearance Agreements”). Following further discussions, the forbearance was extended another week and the Forbearance Agreements expired on May 14, 2023.

Chapter 11 Bankruptcy

On May 14, 2023 (the “Petition Date”), the Company and certain of its subsidiaries (collectively, the “Debtors” or “Company Parties”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). The Debtors obtained joint administration of their chapter 11 cases under the caption In re Venator Materials PLC, et al., Case No. 23-90301 (the “Chapter 11 Cases”).

The Debtors continue to operate their business and manage their properties as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. To ensure the Company Parties’ ability to continue operating in the ordinary course of business and minimize the effect of the Recapitalization (as defined below) on the Company Parties’ customers and employees, the Company Parties filed with the Bankruptcy Court motions seeking a variety of “first-day” relief, including authority to pay employee wages and benefits, and pay vendors and suppliers for all goods and services, each of which was approved by the Bankruptcy Court. In addition, the Bankruptcy Court approved debtor-in-possession financing in the form of the DIP Facility (as defined and described below) on an interim basis ("Interim DIP Order").

Restructuring Support Agreement

On May 13, 2023, the Debtors entered into a Restructuring Support Agreement (the “Restructuring Support Agreement” or “RSA”) with certain prepetition creditors (the “Consenting Creditors”). The Consenting Creditors represent holders of an overwhelming majority of the aggregate principal amount of the Company’s funded debt obligations under various debt agreements.

Pursuant to the RSA, the Consenting Creditors have agreed, subject to certain terms and conditions, to support a prepackaged chapter 11 plan (the “Plan”) to implement a comprehensive financial restructuring and recapitalization (the “Recapitalization”) of existing debt of, existing equity interests in, and certain other obligations of the Debtors. The Plan was filed on the Petition Date in the Chapter 11 Cases.

The terms of the Plan and the transactions described therein (the “Recapitalization Transactions”) include, among other things:

•the execution of a DIP Credit Agreement (as further described below under “Debtor-in-Possession Credit Agreement”), which will fund the Company’s operations and the administration of the Chapter 11 Cases;
•the refinancing of all of the obligations owing under the ABL Facility;
•the equitization of the rest of the Company’s funded debt obligations, including the Term Loan Facility, the 9.50% senior secured notes due 2025 (the “Senior Secured Notes”) and the Senior Unsecured Notes;
•a commitment from the Consenting Creditors to backstop, if deemed necessary and advisable by the Company and the Consenting Creditors, (i) an equity rights offering (the “Rights Offering”) and the issuance of ordinary shares by the Company (as reorganized, “Reorganized Debtor” and together with the reorganized Company Parties, the “Reorganized Debtors”) to the Consenting Creditors pursuant to the Plan on the effective date of the Recapitalization Transactions (the “Plan Effective Date”); and/or (ii) an exit first lien term loan facility, to be entered into on the Plan Effective Date and on terms to be agreed;
•trade claims will be paid in full in the ordinary course of business during and after the Chapter 11 Cases;
•following the Plan Effective Date, the Reorganized Debtor will establish a customary management equity incentive plan;
•on the Plan Effective Date, there will be no recovery for holders of the Company’s existing equity interests (also see “Part II. Other Information-Item 1A. Risk Factors. It is highly likely that our ordinary shares will be canceled upon emergence from the Chapter 11 Cases and holders of existing ordinary shares receive no recovery under the Plan”); and
•the Plan Effective Date will be reached no later than sixty-five (65) days after the filing of the Chapter 11 Cases.

In accordance with the Restructuring Support Agreement, the Consenting Creditors agreed, among other things, to:

•support the Recapitalization Transactions and vote and exercise any powers or rights available to it in each case in favor of any matter requiring approval to the extent necessary to implement the Recapitalization Transactions;
•use commercially reasonable efforts to cooperate with and assist the Company Parties in obtaining additional support for the Recapitalization Transactions from the Company Parties’ other stakeholders;
•give any notice, order, instruction, or direction to the applicable Agents/Trustee necessary to give effect to the Recapitalization Transactions;
•negotiate in good faith and use commercially reasonable efforts to execute, deliver, and implement any other necessary agreements that are consistent with the Restructuring Support Agreement to which it is to be a party in a timely manner to effectuate and consummate the Recapitalization Transactions as contemplated by the Restructuring Support Agreement; and
•not object to, delay, impede or take any other action, directly or indirectly, that is reasonably likely to interfere with, delay, or impede the acceptance, implementation, or consummation of the Recapitalization Transactions.

In accordance with the Restructuring Supporting Agreement, the Company Parties agreed, among other things, to:

•support and take all steps reasonably necessary and desirable to consummate the Recapitalization Transactions in accordance with the Restructuring Support Agreement;

•to the extent any legal or structural impediment arises that would prevent, hinder, or delay the consummation of the Recapitalization Transactions contemplated by the Restructuring Support Agreement, take all steps reasonably necessary and desirable to address any such impediment;
•use commercially reasonable efforts to obtain any and all required regulatory and/or third-party approvals for the Recapitalization Transactions;
•negotiate in good faith and use commercially reasonable efforts to execute and deliver any required agreements to effectuate and consummate the Recapitalization Transactions as contemplated by the Restructuring Support Agreement;
•complete the Recapitalization Transactions in a timely and expeditious manner, and as otherwise required by this Agreement, including compliance with each milestone contained in the Restructuring Support Agreement; and
•continue to operate the business in the ordinary course and consistent with past practice and in a manner that is consistent with the Restructuring Support Agreement and the business plan of the Company Parties.

The Restructuring Support Agreement may be terminated upon the occurrence of certain events, including the failure to meet specified milestones related to the consummation of the Plan. In addition, the Restructuring Support Agreement shall automatically terminate on the Plan Effective Date once all conditions precedent to the Plan have been satisfied. The Restructuring Support Agreement may be amended. The foregoing description of the Restructuring Support Agreement is not complete and is qualified in its entirety by reference to the full text of the Restructuring Support Agreement, a copy of which is filed herewith as Exhibit 10.2.

The Company commenced the solicitation of votes on the Plan (the “Solicitation”) on May 14, 2023. In connection with the Solicitation, the Plan and a disclosure statement related thereto (as may be amended, the “Disclosure Statement”) were distributed to certain creditors of the Company that are entitled to vote under the Plan. This Report on Form 6-K does not constitute an offer to sell or buy, nor the solicitation of an offer to sell or buy, any securities referred to herein, nor is this Report on Form 6-K a solicitation of consents to or votes to accept the Plan. Any solicitation or offer will only be made pursuant to the Disclosure Statement and only to such persons and in such jurisdictions as is permitted under applicable law. The foregoing description is not complete and is qualified in its entirety by reference to the full text of the Disclosure Statement.

The Company cannot predict the ultimate outcome of its Chapter 11 Cases at this time or the satisfaction of any of the RSA milestones yet to come. For the duration of the Company’s Chapter 11 Cases, the Company’s operations and ability to develop and execute its business plan are subject to the risks and uncertainties associated with the Chapter 11 process. As a result of these risks and uncertainties, the amount and composition of the Company’s assets, liabilities, officers and/or directors could be significantly different following the outcome of the Chapter 11 Cases. Although the Company Parties intend to pursue the Recapitalization contemplated by the RSA and Plan, there can be no assurance that the Company Parties will be successful in completing a Recapitalization or any other similar transaction on the terms set forth in the RSA or the Plan, or at all. Refer to "Part II. Item 1A. Risk Factors" for further discussion of potential adverse effects on the Company of the Recapitalization, Plan and Chapter 11 Cases.

Debtor-in-Possession Credit Agreement

The Restructuring Support Agreement provides that the Company and certain of its subsidiaries (the “DIP Parties”) enter into a DIP Credit Agreement (the “DIP Credit Agreement”) with Wilmington Savings Fund Society, FSB, as administrative agent and collateral agent of the lenders, and the Term Loan Lenders, Senior Secured Noteholders, and Senior Unsecured Noteholders (in each case as defined in the term sheet attached to the Restructuring Support Agreement (the “DIP Term Sheet”) and in each case in its capacity under the DIP Facility, including its registered assigns, the “DIP Lender,” and together the “DIP Lenders”). Subject to the satisfaction of certain customary conditions, the DIP Lenders have agreed to provide the DIP Parties with a senior secured super-priority, priming debtor-in-possession credit facility (the “DIP Facility”):

•$100 million upon the entry of the Interim DIP Order, and
•$175 million within one (1) business day upon the entry of a final order by the Bankruptcy Court approving the DIP Facility (the "Final DIP Order" and, together with the Interim DIP order, the "DIP Orders").

The DIP Facility also provides for the roll-up of the Prepetition ABL Facility (as defined in the DIP Term Sheet) into the DIP Facility.

The DIP Facility includes conditions precedent, representations and warranties, affirmative and negative covenants, and events of default customary for financings of this type and size. The proceeds of all or a portion of the proposed DIP Facility may be used, subject to and upon entry into the DIP Orders, as applicable, (i) for the Debtors’ working capital needs, including to fund the costs of the administration of the Chapter 11 Cases and to pay adequate protection payments as authorized by the Bankruptcy Court in the Interim DIP Order and the Final DIP Order, in each case in a manner consistent with the DIP Budget (as defined in the DIP Term Sheet), (ii) to pay professional fees and expenses, and (iii) to pay obligations arising from or related to the Carve Out (as defined in the Interim DIP Order). The DIP Credit Agreement provides for customary chapter 11 maturity triggers, including, the earliest to occur of (i) the date falling four months after the commencement of the Chapter 11 Cases, subject to three one-month extensions at the sole discretion of the Majority Lenders (as defined in the DIP Term Sheet), (ii) the Plan Effective Date, (iii) the date of prepayment in cash in full by the Debtors of all DIP Obligations (as defined in the DIP Term Sheet) and termination of all of the DIP Commitments (as defined in the DIP Term Sheet) in accordance with the terms of the DIP Facility, (iv) the date of termination of the DIP Commitments and acceleration of any outstanding extensions of credit following the occurrence and during the continuance of an Event of Default (as defined in the DIP Term Sheet) under the DIP Facility (subject to any applicable cure or noticing periods set forth in the DIP Orders), and (v) the date upon which the Debtors sell all or substantially all of their assets.

The foregoing description of the DIP Facility does not purport to be complete and is qualified in its entirety by reference to the DIP Term Sheet included in the Restructuring Support Agreement, filed as an Exhibit 10.2 to this Report on Form 6-K.

The Plan provides that, on the Plan Effective Date, the Reorganized Debtors will enter into the Exit ABL Facility (as defined in the DIP Term Sheet) and may enter into an exit term loan facility (the “Exit Term Loan Facility”), if the Required Consenting Creditors (as defined in the Restructuring Support Agreement) and the Company agree that such Exit Term Loan Facility is necessary and advisable, each on the terms set forth in the exit financing documents (the “Exit Financing Documents”). Upon confirmation of the Plan, the Exit ABL Facilities and the Exit Financing Documents, as applicable, will be deemed approved, and all transactions contemplated thereby, and all actions to be taken, undertakings to be made, and obligations to be incurred by the Reorganized Debtors in connection therewith, including the payment of all fees, indemnities, expenses, and other payments provided for therein and authorization of the Reorganized Debtors to enter into and execute the Exit Financing Documents and such other documents as may be required to effectuate the treatment afforded by the Exit Facilities.

NYSE Delisting Proceedings

On November 1, 2022, the Company received notice from NYSE Regulation, Inc. ("NYSE Regulation") that the Company was no longer in compliance with the continued listing standard set forth in Section 802.01C of the Listed Company Manual of the NYSE because the average closing price of the Company’s ordinary shares was less than $1.00 per share over a consecutive 30 trading-day period. On May 15, 2023, the Company was notified by the staff of NYSE Regulation that it had suspended trading in the Company's ordinary shares on the NYSE and determined to commence proceedings to delist the Company’s ordinary shares from the NYSE. NYSE Regulation reached its decision that the Company is no longer suitable for listing pursuant to NYSE Listed Company Manual Section 802.01D after the Company filed the Chapter 11 Cases referenced above.

Following delisting from the NYSE, the Company's ordinary shares are expected to trade in the OTC Pink Open Market under the symbol “VNTRQ”. The OTC Pink Open Market is a significantly more limited market than the NYSE, and quotation on the OTC Pink Open Market likely results in a less liquid market for existing and potential holders of the ordinary shares to trade the Company’s ordinary shares and could further depress the trading price of the ordinary shares. The Company can provide no assurance that its ordinary shares will trade on this market, whether broker-dealers will provide public quotes of the ordinary shares on this market, or whether the trading volume of the ordinary shares will be sufficient to provide for an efficient trading market. See "Part II. Item 1A. Risk Factors - It is highly likely that our ordinary shares will be canceled upon emergence from the Chapter 11 Cases and holders of existing ordinary shares receive no recovery under the Plan".

Global Economic Conditions

We have experienced inflationary impacts across our businesses, driven by the impact of the COVID-19 pandemic, the war in Ukraine and resulting economic sanctions, and general macroeconomic factors. These factors have increased our manufacturing costs, particularly in Europe. The government lockdowns and restrictions imposed by China in response to COVID-19 have resulted in slower economic growth in China and decreased demand for titanium dioxide in the Chinese market, leading Chinese titanium dioxide manufacturers to export more product to other markets in which we compete. These are some of the events and conditions that raise substantial doubt about our ability to continue as a going concern as discussed in Liquidity and Capital Resources below.

Military Action in Ukraine

On February 24, 2022, Russian forces launched a significant military action against Ukraine, which resulted in conflict and disruption in the region. Additionally, in response to this action, the United Kingdom, much of Europe and the United States have imposed numerous economic sanctions against Russia and related persons and entities. We suspended sales of products into Russia, which has not had a material impact on our financial statements. We do not have physical assets in Russia or Ukraine and we do not expect the conflict in Ukraine to have a direct material impact on our business. This conflict has exacerbated existing cost inflation and supply chain issues, most notably in Europe, where we experienced significant increases in energy costs during 2022 due in large part to reduced availability of Russian natural gas. While we have seen some relief in the price of energy in recent months, costs of natural gas and electricity remain inflated from historical levels, and we expect them to remain elevated in the near term. The impacts of this evolving situation and its effect on global economies in future periods are difficult to predict and depend on factors outside our control, including the extent of further military action by Russia, the potential escalation of the conflict and the impacts of these actions on demand, supply chains, and the global economy.

Duisburg, Germany Manufacturing Site

Our manufacturing site located in Duisburg, Germany has the production capacity to manufacture 50,000 metric tons of TiO2 and 50,000 metric tons of functional additives (barium and zinc products). Demand for TiO2 products sold into fibers and active materials applications has been weak following the COVID-19 pandemic and during ongoing weak demand in Asia. This manufacturing site has been significantly impacted by higher inflationary costs resulting in unsustainably low TiO2 contribution margins. TiO2 selling prices for these products could not be increased sufficiently to mitigate the higher inflationary costs. We have taken steps to reduce the economic impact on our business by shutting down the site during the fourth quarter of 2022 and into the first quarter of 2023 and by furloughing most of our employees at the site. We are in the process of restarting production for both TiO2 and functional additives in the first quarter of 2023, however we do not believe it is economically viable to continue TiO2 production longer term. We therefore intend to permanently close TiO2 production at our Duisburg site unless economic conditions meaningfully improve. As a result, we will engage with the relevant works council when required. Additionally, we will begin the process of re-assessing the useful lives of the assets at our Duisburg site during the first quarter of 2023 and this process will continue as our plans develop. We intend to transfer the production of certain specialty TiO2 products to other sites with lower manufacturing costs. We continue to see healthy demand for our functional additives products and expect to be able to mitigate the higher inflationary costs with pricing and therefore intend to continue the production of certain profitable functional additives products at this site.

Scarlino Gypsum Developments

Our Scarlino, Italy TiO2 manufacturing facility generates gypsum from the manufacturing process, which has been landfilled on-site and also transported for use in a reclamation project at Montioni, a nearby former quarry owned and operated by third parties. Venator Italy Srl, the quarry operator and site management are subjects of an investigation by the Italian Public Prosecutor’s Office concerning whether our Scarlino site and the quarry operator are in full compliance with applicable laws and permits with regard to the use of gypsum for reclamation at the quarry.

In the second quarter of 2021, we requested regional approval for a project for the use of gypsum in a specified on-site area on our Scarlino site. Following a review with relevant regional representatives, we submitted a revised request for regional approval in the first quarter of 2022. Following its determination that a preliminary (or screening)

environmental impact assessment would be required, in November 2022 the Tuscany Region issued a further decree requiring a full environmental impact assessment before the project can be approved. We submitted the additional requested information to the Region during the first quarter of 2023, but the Region has not as of yet approved the project.

Since the third quarter of 2022, we have suspended TiO2 production from two of the three calciner streams at the facility to reduce the rate at which the remaining gypsum capacity both on-site and in the Montioni reclamation project has been consumed. As we no longer have sufficient capacity for the gypsum produced and have not yet received the necessary approvals from the Region, we intend to stop all remaining production at the Scarlino site starting June 2023.

We continue to work with the Region to secure approvals for both temporary gypsum storage and permanent landfill capacity. However, we do not intend to restart the facility unless we receive from the Region satisfactory approvals for the temporary storage of gypsum and commitments to approve projects for longer-term permanent landfill capacity. Without such approvals and commitments, we may permanently close the site and subsequently incur associated site closure costs.

In January 2023, we concluded, due to our inability to obtain required approvals from regulatory authorities for various options for gypsum disposal thus far and our assessment of the likelihood of obtaining these approvals prior to the end of the first quarter, that the useful life of the Scarlino property, plant and equipment should be reduced to the end of the second quarter of 2023. We incurred incremental depreciation expense of $33 million during the first quarter of 2023 as a result of this change in useful life.

In September 2022, Venator was the successful bidder in an auction to purchase the La Vallina quarry in Tuscany. Venator successfully completed the purchase of the quarry on January 19, 2023. If we restart our Scarlino facility and we subsequently receive the required approvals from regional authorities to operate the quarry as a landfill, at a future point the La Vallina quarry could be used as a landfill to provide longer-term disposal capacity for gypsum we produce at the Scarlino site.

Sale of Iron Oxide Business

On March 31, 2023, we completed the sale of our Iron Oxide business to Cathay Industries. We received cash proceeds of $127 million net of working capital adjustments, taxes, fees and other closing cash adjustments and recognized a gain on sale in the first quarter of 2023 of approximately $12 million, which is included in Other operating expense, net in our unaudited condensed consolidated statements of operations.

Results of Operations

The following table sets forth our consolidated results of operations for the three months ended March 31, 2023 and 2022:

	Three Months Ended
	March 31,
(Dollars in millions)	2023	2022	% Change
Revenues	$438	$659	(34%)
Cost of goods sold	530	596	(11%)
Operating expenses(4)	44	42	5%
Restructuring, impairment and plant closing and transition costs	8	11	(27%)
Operating (loss) income	(144)	10	NM
Interest expense, net	(21)	(15)	40%
Other (expense) income	(2)	3	NM
Loss from continuing operations before income taxes	(167)	(2)	8,250%
Income tax expense	(1)	—	NM
Net loss	(168)	(2)	8,300%
Reconciliation of net income (loss) to adjusted EBITDA:
Interest expense, net	21	15	40%
Income tax expense	1	—	NM
Depreciation and amortization	56	31	81%
Net income attributable to noncontrolling interests	(2)	(1)	100%
Other adjustments:
Business acquisition and integration expenses	9	—
Gain on disposition of business/assets	(12)	(1)
Certain legal expenses/settlements	1	2
Amortization of pension and postretirement actuarial losses	1	—
Net plant incident costs	2	2
Restructuring, impairment and plant closing and transition costs	8	11
Adjusted EBITDA(1)	$(83)	$57

Net cash used in operating activities from continuing operations	(120)	(86)	40%
Net cash provided by (used in) investing activities	111	(21)	NM
Net cash used in financing activities from continuing operations	(2)	(3)	(33%)
Capital expenditures	(17)	(17)	—%

	Three Months Ended	Three Months Ended
(Dollars in millions, except per share amounts)	March 31, 2023	March 31, 2022
Reconciliation of net loss to adjusted net (loss) income attributable to Venator Materials PLC ordinary shareholders:
Net loss	$(168)	$(2)
Net income attributable to noncontrolling interests	(2)	(1)
Other adjustments:
Business acquisition and integration expenses	9	—
Gain on disposition of business/assets	(12)	(1)
Certain legal expenses/settlements	1	2
Amortization of pension and postretirement actuarial losses	1	—
Net plant incident costs	2	2
Restructuring, impairment and plant closing and transition costs	8	11
Income tax adjustments(3)	31	(5)
Adjusted net (loss) income attributable to Venator Materials PLC ordinary shareholders(2)	$(130)	$6

Weighted-average shares - basic	108.4	107.6
Weighted-average shares - diluted(5)	108.5	107.7

Net income (loss) attributable to Venator Materials PLC ordinary shareholders per share:
Basic	(1.57)	(0.03)
Diluted(5)	(1.57)	(0.03)

Other non-GAAP measures:
Adjusted net income per share(2):
Basic	(1.20)	0.06
Diluted	(1.20)	0.06

NM—Not meaningful
(1)Our management uses adjusted EBITDA to assess financial performance. Adjusted EBITDA is defined as net income/loss before interest income/expense, net, income tax expense/benefit, depreciation and amortization, and net income attributable to noncontrolling interests, as well as eliminating the following adjustments: (a) business acquisition and integration expenses; (b) loss/gain on disposition of business/assets; (c) certain legal expenses/settlements; (d) amortization of pension and postretirement actuarial losses/gains; (e) net plant incident costs/credits; and (f) restructuring, impairment, and plant closing and transition costs/credits. We believe that net income is the performance measure calculated and presented in accordance with U.S. GAAP that is most directly comparable to adjusted EBITDA.

We believe adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation. Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. Finally, companies employ productive assets of different ages and utilize different methods of acquiring and depreciating such assets. This can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.

Nevertheless, our management recognizes that there are limitations associated with the use of adjusted EBITDA in the evaluation of us as compared to net income. Our management compensates for the limitations of using adjusted EBITDA by using it to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business rather than U.S. GAAP results alone.

In addition to the limitations noted above, adjusted EBITDA excludes items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods because certain excluded items can vary significantly depending on specific underlying transactions or events, and the variability of such items may not relate specifically to ongoing operating results or trends and certain excluded items, while potentially recurring in future periods, may not be indicative of future results.

(2)Adjusted net income attributable to Venator Materials PLC ordinary shareholders is computed by eliminating the after-tax amounts related to the following from net income attributable to Venator Materials PLC ordinary shareholders: (a) business acquisition and integration expense; (b) loss/gain on disposition of business/assets; (c) certain legal expenses/settlements; (d) amortization of pension and postretirement actuarial losses/gains; (e) net plant incident costs/credits; (f) restructuring, impairment, and plant closing and transition costs/credits; and (g) income tax adjustments. Basic adjusted net income per share excludes dilution and is computed by dividing adjusted net income by the weighted average number of shares outstanding during the period. Adjusted diluted net income per share reflects all potential dilutive ordinary shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities.

Adjusted net income and adjusted net income per share amounts are presented solely as supplemental information. These measures exclude similar noncash items as Adjusted EBITDA in order to assist our investors in comparing our performance from period to period and as such, bear similar risks as Adjusted EBITDA as documented in footnote (1) above. For that reason, adjusted net income and the related per share amounts, should not be considered in isolation and should be considered only to supplement analysis of U.S. GAAP results.

(3)Income tax expense is adjusted by the amount of additional tax expense or benefit that we would accrue if we used non-GAAP results instead of GAAP results in the calculation of our tax liability, taking into consideration our tax structure. We use a normalized effective tax rate of 25%, which reflects the weighted average tax rate applicable under the various jurisdictions in which we operate. This non-GAAP tax rate eliminates the effects of non-recurring and period specific items which are often attributable to restructuring and acquisition decisions and can vary in size and frequency. This rate is subject to change over time for various reasons, including changes in the geographic business mix, valuation allowances, and changes in statutory tax rates.

We eliminate the effect of significant changes to income tax valuation allowances from our presentation of adjusted net income to allow investors to better compare our ongoing financial performance from period to period. We do not adjust for insignificant changes in tax valuation allowances because we do not believe it provides more meaningful information than is provided under GAAP. We believe that our revised approach enables a clearer understanding of the long-term impact of our tax structure on post tax earnings.

(4)As presented within Item 2, operating expenses includes selling, general and administrative expenses and other operating (income) expense, net.

(5)The potentially dilutive impact of share-based awards was excluded from the calculation of net income (loss) per share for the three months ended March 31, 2023 and 2022, because there is an anti-dilutive effect as we are in a net loss position.

Three Months Ended March 31, 2023 Compared to the Three Months Ended March 31, 2022

For the three months ended March 31, 2023, net loss was $168 million on revenues of $438 million, compared with net loss of $2 million on revenues of $659 million for the same period in 2022. The unfavorable variance of $166 million in net loss was the result of the following items:

•Revenues for the three months ended March 31, 2023 decreased by $221 million, or 34%, as compared with the same period in 2022. The decrease was due to a $197 million decrease in revenue in our Titanium Dioxide segment and a $24 million decrease in revenue in our Performance Additives segment. See "—Segment Analysis" below.

•Our operating expenses for the three months ended March 31, 2023 increased by $2 million, or 5%, as compared with the same period in 2022 primarily due to an $11 million increase in costs related to the strategic review of our business and $9 million of non-recurring compensation costs incurred during the first quarter of 2023, partially offset by a net gain of approximately $12 million related to the sale of our Iron Oxides business recognized in the first quarter of 2023 and $5 million of reduced personnel and contractor costs in the first quarter of 2023 compared to the prior year period.

•Restructuring, impairment and plant closing and transition costs was $8 million for the three months ended March 31, 2023 compared to $11 million for the same period in 2022. For more information concerning restructuring and plant closing activities, see "Note 6. Restructuring, Impairment, and Plant Closing and Transition Costs" of the notes to unaudited condensed consolidated financial statements.

•Our income tax expense for the three months ended March 31, 2023 was $1 million compared to nil for the same period in 2022. Our income taxes are significantly affected by the mix of income and losses in the tax jurisdictions in which we operate, as impacted by the presence of valuation allowances in certain tax jurisdictions. For further information concerning taxes, see "Note 9. Income Taxes" of the notes to unaudited condensed consolidated financial statements.

Segment Analysis

	Three Months Ended		Percent Change Favorable (Unfavorable)
	March 31,
(Dollars in millions)	2023	2022
Revenues
Titanium Dioxide	$313	$510	(39%)
Performance Additives	125	149	(16%)
Total	$438	$659	(34%)
Adjusted EBITDA
Titanium Dioxide	$(61)	$49	NM
Performance Additives	(2)	20	NM
	(63)	69	NM
Corporate and other	(20)	(12)	(67%)
Total	$(83)	$57	NM

	Three Months Ended March 31, 2023 vs. 2022
	Average Selling Price(1)
	Local Currency	Foreign Currency Translation Impact	Mix & Other	Sales Volumes(2)
Period-Over-Period Increase (Decrease)
Titanium Dioxide	—%	(2%)	(3%)	(34%)
Performance Additives	14%	(2%)	(2%)	(26%)

(1)Excludes revenues from tolling arrangements, by-products and raw materials.
(2)Excludes sales volumes of by-products and raw materials.

Titanium Dioxide

The Titanium Dioxide segment generated revenues of $313 million for the three months ended March 31, 2023, a decrease of $197 million, or 39%, compared to the same period in 2022. The decrease was primarily due to a 34% decrease in sales volumes compared to the same period in the prior year which was driven by decreased demand in all of the regions in which we operate, a 3% decrease in mix and other, and a 2% unfavorable impact from foreign currency translation.

Adjusted EBITDA for the Titanium Dioxide segment was $(61) million for the three months ended March 31, 2023, a decrease of $110 million compared to the same period in 2022. The decrease was primarily attributable to the decrease in sales volumes year over year across all the regions in which we operate, as well as an increase in costs of feedstocks, other raw materials and energy.

Performance Additives

The Performance Additives segment generated revenues of $125 million for the three months ended March 31, 2023, an decrease of $24 million, or 16%, compared to the same period in 2022. The decrease primarily resulted from a 26% decrease in sales volumes compared to the same period in the prior year which was driven by decreased demand across all of the regions in our color pigments business and a decrease in availability of our Functional Additives products which maintained a strong demand through the first quarter of 2023, a 2% unfavorable impact from foreign currency translation, and a 2% decrease due to mix and other. These decreases were partially offset by a 14% increase in average local currency selling price, which we implemented throughout 2022 to recover higher costs of energy, raw materials and shipping.

Adjusted EBITDA for the Performance Additives segment was $(2) million for the three months ended March 31, 2023, a decrease of $22 million compared to the same period in 2022. The decrease in adjusted EBITDA was primarily related to a decrease in volumes across all of our businesses, an increase in the cost of raw materials and energy, partially offset by improvements in average selling price in 2023 compared to the prior year period.

Corporate and other

Corporate and other represents expenses which are not allocated to our segments. Expenses from Corporate and other were $20 million in the three months ended March 31, 2023, which was an increase of $8 million compared to the same period in 2022. This was primarily as a result of non-recurring compensation costs which occurred in the first quarter of 2023.

Liquidity and Going Concern

We began to experience global inflationary pressures during 2021, particularly in Europe, where we experienced significant increases in our energy costs during periods subsequent to the COVID-19 pandemic shutdowns. The inflationary pressures on European energy were exacerbated in 2022 after Russia’s invasion of Ukraine while other operating costs also remained inflated. Beginning in the third quarter of 2022, we began to experience a significant reduction in demand for our TiO2 products sold in Europe and APAC while energy market prices reached record highs and other cost inflation continued to increase. Reduced demand continued through the first quarter of 2023 and we reported a net loss of $168 million and net cash outflows from operations of $120 million for the three-months ended March 31, 2022. At March 31, 2023, we had an accumulated deficit of $818 million and a working capital deficit of approximately $496 million. We had total liquidity of $147 million at March 31, 2023, consisting of $104 million of cash and cash equivalents and $43 million of availability under our ABL facility. However, as a result of the Amendment, we are unable to utilize $40 million of the ABL facility availability. Our liquidity continued to deteriorate subsequent to March 31, 2023, through the Petition Date at which our cash on hand had reduced to less than $30 million.

Based on our current projections, we expect to continue to incur negative cash flows for the twelve-month period following the date of the filing of this Report on Form 6-K and we believe that our current level of liquidity is not sufficient to fund ongoing operations. We also expect our cash flows to be impacted by recent and future downgrades in our credit ratings, upon which we expect our suppliers to reduce our credit terms or require other assurances, such as prepaying for future deliveries, which will further impact our liquidity.

In connection with our recapitalization efforts, we filed the Chapter 11 Cases on May 14, 2023. The filing of the Chapter 11 Cases constituted an event of default that allowed the respective lenders to accelerate all of our debt obligations under the Term Loan Facility, ABL Facility, the Senior Secured Notes and the Senior Unsecured Notes. As a result, we continue to classify all debt obligations as a current liability in the condensed consolidated balance sheet as of March 31, 2023. Pursuant to Section 362 of the Bankruptcy Code, the filing of the Chapter 11 Cases automatically stayed most actions against or on behalf of the Company Parties, including actions to collect indebtedness incurred prior to the Petition Date or to exercise control over the Company Parties’ property. For more information on the automatic stay, including of any events of default, during the pendency of the Chapter 11 Cases, see “Effect of Automatic Stay upon filing under Chapter 11 of the Bankruptcy Code” under Note 11 “Commitments and Contingencies.”

These conditions and events raise substantial doubt about our ability to continue as a going concern.

The outcome of the Chapter 11 Cases is subject to a high degree of uncertainty and is dependent upon factors that are outside of the Company's control, including actions of the Bankruptcy Court and the company's creditors. There can be no assurance that the company will confirm and consummate the Plan as set forth in the RSA or complete another plan of reorganization with respect to the Chapter 11 Cases. As a result, we have concluded that our plans do not alleviate substantial doubt about our ability to continue as a going concern.

The unaudited condensed consolidated financial statements included in this Report on Form 6-K do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainty of us being able to continue as a going concern. For additional discussion on our debt obligations, see Note 7 "Debt."

Financing Arrangements

Prior to the filing of the Chapter 11 Cases, we had cash and cash equivalents of $104 million and $114 million as of March 31, 2023 and December 31, 2022, respectively. We had an ABL Facility with an available aggregate principal amount of up to $330 million. Availability to borrow under the ABL Facility was subject to a borrowing base calculation comprising both accounts receivable and inventory in the U.S., Canada, the U.K. and Germany and only accounts receivable in France and Spain. The borrowing base calculation as of March 31, 2023, after taking account of $45 million reserved for letters of credit available to be issued by one of our lenders, is approximately $163 million, of which $43 million was available to be drawn as a result of approximately $85 million of drawn debt and $35 million of letters of credit issued and outstanding. However, as a result of the Amendment, we are unable to utilize $40 million of the ABL facility availability.

Our financing arrangements also include borrowings of $375 million under the Term Loan Facility, $225 million of Senior Secured Notes, and $375 million of Senior Unsecured Notes, issued by our subsidiaries Venator Finance S.à r.l. and Venator Materials LLC (the "Issuers"). We have a $21 million related-party note payable to Huntsman for a liability pursuant to the tax matters agreement entered into at the time of the separation, of which $14 million has been presented as accounts payable to affiliate and $7 million has been presented as noncurrent payable to affiliate on our unaudited condensed consolidated balance sheet as of March 31, 2023.

As of March 31, 2023 and December 31, 2022, we had $15 million and $30 million, respectively, of cash and cash equivalents held outside of the U.K., U.S. and Europe, including our variable interest entities. Due to the substantial doubt about our ability to continue as a going-concern, Venator is no longer able to control the decision to indefinitely reinvest earnings of our non-U.K. subsidiaries. The financial uncertainty that exists creates a presumption that unremitted non-U.K. earnings will be needed to meet existing obligations. As a result, we have recognized deferred tax liabilities related to the undistributed earnings of our non-U.K. subsidiaries.

Cash Flows for the Three Months Ended March 31, 2023 Compared to the Three Months Ended March 31, 2022

Net cash used in operating activities was $120 million for the three months ended March 31, 2023, compared to cash used in operating activities of $86 million for the three months ended March 31, 2022. The unfavorable variance in net cash used in operating activities for the three months ended March 31, 2023 compared with the same period in 2022 was driven by a $141 million unfavorable variance in net loss and adjustments to reconcile net loss to net cash used in operating activities, offset by a $107 million favorable variance in cash flows from changes in operating assets and liabilities.

Net cash provided by investing activities was $111 million for the three months ended March 31, 2023, compared to net cash used by investing activities of $21 million for the three months ended March 31, 2022. The increase in net cash provided by investing activities was primarily attributable to cash received in 2022 related to the divestiture of the iron oxide business as compared to 2021.

Net cash used in financing activities was $2 million for the three months ended March 31, 2023, compared to $3 million for the three months ended March 31, 2022. The variance in net cash used in financing activities for the three months ended March 31, 2023 compared with the same period in 2022 was primarily attributable activity related to borrowings and payments on short term debt and notes payable to finance insurance premiums.

Restructuring, Impairment and Plant Closing and Transition Costs

For a discussion of our restructuring plans and the costs involved, see "Note 6. Restructuring, Impairment, and Plant Closing and Transition Costs" of the notes to unaudited condensed consolidated financial statements.

Legal Proceedings

Effect of Automatic Stay upon filing under Chapter 11 of the Bankruptcy Code

As described under “—Recent Developments” above, the Debtors filed voluntary petitions under chapter 11 of the Bankruptcy Code and the Debtors obtained joint administration of their Chapter 11 Cases. Pursuant to Section 362 of the Bankruptcy Code, the filing of the Chapter 11 Cases automatically stayed most actions against or on behalf of the Company Parties. Subject to certain exceptions under the Bankruptcy Code, the filing of the Company Parties’ Chapter 11 Cases automatically stayed the continuation of most legal proceedings or the filing of other actions against or on behalf of the Company Parties or their property to recover on, collect or secure a claim arising prior to the Petition Date or to exercise control over property of the Company Parties’ bankruptcy estates, unless and until the Bankruptcy Court modifies or lifts the automatic stay as to any such claim. Notwithstanding the general application of the automatic stay described above, governmental authorities may determine to continue actions brought under their police and regulatory powers.

For a discussion of legal proceedings, see "Note 11. Commitments and Contingencies—Legal Matters" of the notes to unaudited condensed consolidated financial statements. Also see “Part II. Item 1A. Risk Factors” of this Report on Form 6-K for more information on the risks related to the Recapitalization, Plan and Chapter 11 Cases.

Environmental, Health and Safety Matters

As noted in our Annual Report on Form 20-F for the year ended December 31, 2022, specifically within "Part I. Item 4. Business Overview—Environmental, Health and Safety Matters" and "Part I. Item 3D. Risk Factors," we are subject to extensive environmental regulations, which may impose significant additional costs on our operations in the future. While we do not expect any of these enactments or proposals to have a material adverse effect on us in the near term, we cannot predict the longer-term effect of any of these regulations or proposals on our future financial condition. For a discussion of EHS matters, see "Note 12. Environmental, Health and Safety Matters" of the notes to unaudited condensed consolidated financial statements.

Recently Issued Accounting Pronouncements

For a discussion of recently issued accounting pronouncements, see "Note 2. Recently Issued Accounting Pronouncements" of the notes to unaudited condensed consolidated financial statements.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts in our unaudited condensed consolidated financial statements. There have been no changes to our critical accounting policies or estimates. See the Company’s critical accounting policies in "Part I. Item 5. Operating and Financial Review and Prospects and Liquidity and Capital Resources—Critical Accounting Estimates" in our Annual Report on Form 20-F for the year ended, December 31, 2022.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks, such as changes in interest rates, foreign exchange rates, and commodity prices. We manage these risks through normal operating and financing activities and, when appropriate, through the use of derivative instruments. We do not invest in derivative instruments for speculative purposes.

Interest Rate Risk

We are exposed to interest rate risk through the structure of our debt portfolio which includes a mix of fixed and floating rates. Actions taken to reduce interest rate risk include managing the mix and rate characteristics of various interest-bearing liabilities.

The carrying value of our floating rate debt is $441 million at March 31, 2023. A hypothetical 1% increase in interest rates on our floating rate debt as of March 31, 2023, would increase our interest expense by approximately $4 million on an annualized basis.

Foreign Exchange Rate Risk

We are exposed to market risks associated with foreign exchange. Our cash flows and earnings are subject to fluctuations due to exchange rate variation. Our revenues and expenses are denominated in various foreign currencies. We may enter into foreign currency derivative instruments to minimize the short-term impact of movements in foreign currency rates. Where practicable, we generally net multicurrency cash balances among our subsidiaries to help reduce exposure to foreign currency exchange rates. Certain other exposures may be managed from time to time through financial market transactions, principally through the purchase of spot or forward foreign exchange contracts (generally with maturities of three months or less). We do not hedge our foreign currency exposures in a manner that would eliminate the effect of changes in exchange rates on our cash flows and earnings. At March 31, 2023 and December 31,

2022, we had nil and $71 million, respectively, notional amount (in U.S. Dollar equivalents) outstanding in foreign currency contracts with a term of approximately one month.

In September 2022, we entered into three new cross-currency interest rate swaps which notionally exchanged $200 million at a fixed rate of 5.75% for €207 million on which a weighted average rate of 4.30% is payable. The cross-currency swaps have been designated as fair value hedges of a fixed rate U.S. Dollar intercompany loan. The cross-currency swaps were set to mature in July 2025, which was the best estimate of the repayment date on the intercompany loan. On May 1, 2023, we terminated our cross currency swaps and a payable was recorded to the counterparties for $27 million which was the fair value of these hedges on the date of termination.

Commodity Price Risk

A portion of our products and raw materials are commodities whose prices fluctuate as market supply and demand fundamentals change. Accordingly, product margins and the level of our profitability tend to fluctuate with the changes in the business cycle. We try to protect against such instability through various business strategies. These include provisions in sales contracts allowing us to pass on higher raw material costs through timely price increases and formula price contracts to transfer or share commodity price risk. We also manage our raw material and energy costs with a mix of fixed and variable price supply arrangements, some of which require the purchase of minimum quantities. We did not have any commodity derivative instruments that were required to be marked-to-market as of March 31, 2023 and December 31, 2022.

PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Except as set forth below, there have been no material developments with respect to the legal proceedings referenced in "Part III. Item 18. Financial Statements, Note 22. Commitments and Contingencies—Legal Matters" of our Annual Report on Form 20-F for the year ended December 31, 2022. For a discussion of legal proceedings, also see "Note 11. Commitments and Contingencies—Legal Matters" of the notes to unaudited condensed consolidated financial statements.

Effect of Automatic Stay upon filing under Chapter 11 of the Bankruptcy Code

As described under “Item 2. Operating And Financial Review And Prospects—Recent Developments” herein, the Debtors filed voluntary petitions under chapter 11 of the Bankruptcy Code and the Debtors obtained joint administration of their Chapter 11 Cases. Pursuant to Section 362 of the Bankruptcy Code, the filing of the Chapter 11 Cases automatically stayed most actions against or on behalf of the Company Parties. Subject to certain exceptions under the Bankruptcy Code, the filing of the Company Parties’ Chapter 11 Cases automatically stayed the continuation of most legal proceedings or the filing of other actions against or on behalf of the Company Parties or their property to recover on, collect or secure a claim arising prior to the Petition Date or to exercise control over property of the Company Parties’ bankruptcy estates, unless and until the Bankruptcy Court modifies or lifts the automatic stay as to any such claim. Notwithstanding the general application of the automatic stay described above, governmental authorities may determine to continue actions brought under their police and regulatory powers.

ITEM 1A. RISK FACTORS

The business, financial condition and operating results of the Company can be affected by a number of factors, whether currently known or unknown, including but not limited to those described in Part I, Item 3D. of our Annual Report on Form 20-F for the year ended December 31, 2022, under the heading “Risk Factors” or those bankruptcy specific risk factors included below. The following additional risk factors should be read in conjunction with the information disclosed in Part I, Item 3D. of our Annual Report on Form 20-F for the year ended December 31, 2022, under the heading “Risk Factors.”

The below risk factors are specific for the Debtors but can also have implications on other entities within the Company. Additional risk factors have been disclosed in the Disclosure Statement filed with the Bankruptcy Court in connection with the Chapter 11 Cases. The occurrence or non‑occurrence of any or all of the following contingencies, and any others, could affect distributions available to holders of allowed claims and interests under the Plan but will not necessarily affect the validity of the vote of the impaired classes to accept or reject the Plan or necessarily require a re‑solicitation of the votes of holders of claims and interests in such impaired classes. In addition, the risks outside of bankruptcy, are applicable to all the subsidiaries of the Company, including the Debtors. Any one or more of these risk factors could, in whole or in part, directly or indirectly, materially adversely impact the Company's business and stock price and cause the Company’s actual financial condition and operating results to vary materially from its past, or its anticipated future, financial condition and operating results.

Risks Related to the Recapitalization, Plan and Chapter 11 Cases

We may not be able to obtain confirmation of a Chapter 11 plan of reorganization.

To emerge successfully from Bankruptcy Court protection as a viable entity, we must meet certain statutory requirements with respect to the adequacy of disclosure with respect to a Chapter 11 plan of reorganization, solicit and obtain the requisite acceptances of such a reorganization plan and fulfill other statutory conditions for confirmation of such a plan. Although we have distributed to our creditors the Disclosure Statement with respect to the Plan, certain parties in interest may file objections to the Plan or Disclosure Statement in an effort to persuade the Bankruptcy Court that we have not satisfied the confirmation requirements under section 1129 of the Bankruptcy Code or disclosure requirements under section 1125 of the Bankruptcy Code. The precise requirements and evidentiary showing for confirming a plan, notwithstanding its rejection by one or more impaired classes of claims or equity interests, depends upon a number of factors including, without limitation, the status and seniority of the claims or equity interests in the rejecting class.

It is also possible that the Bankruptcy Court will not confirm the Plan. If the Plan is not confirmed by the Bankruptcy Court, it is unclear whether we would be able to reorganize our business and what, if anything, holders of claims against us would ultimately receive with respect to their claims.

There is no assurance that the Company will be able to successfully complete the Recapitalization contemplated in the Plan, or realize all or any of the expected benefits from the Recapitalization, creating substantial doubt about the Company’s ability to continue as a going concern.

The Company's ability to continue as a going concern is contingent upon, among other things, its ability to, subject to the Bankruptcy Court’s approval, implement the Plan, successfully emerge from Chapter 11 and establish a sustainable capital structure through the Recapitalization. Our ability to consummate the Recapitalization is subject to risks and uncertainties many of which are beyond our control. These factors, together with the Company’s recurring losses from operations and accumulated deficit, create substantial doubt about the Company’s ability to continue as a going concern. There can be no assurance that the Company will be able to successfully consummate the Recapitalization on the terms set forth in the Plan, or at all, or realize all or any of the expected benefits from the Recapitalization. See the notes to unaudited condensed consolidated financial statements contained herein for more information on the Recapitalization and the risks related thereto.

The Company has sought the protection of the Bankruptcy Court, which subjects it to the risks and uncertainties associated with bankruptcy and may harm its business.

The Company has sought the protection of the Bankruptcy Court and as a result our operations and ability to develop and execute its business plan, and its ability to continue as a going concern, are subject to the risks and uncertainties associated with bankruptcy. As such, seeking Bankruptcy Court protection could have a material adverse effect on our business, financial condition, results of operations and liquidity. Senior management has been and will be required to spend a significant amount of time and effort in connection with agreeing and implementing the Recapitalization instead of focusing exclusively on our business operations. Bankruptcy Court protection also might make it more difficult to retain management and other employees necessary to the success and growth of our business.

Other significant risks include the following:

•the Company's ability to consummate the Plan;
•the high costs of bankruptcy and related fees;
•the imposition of restrictions or obligations on the Company by regulators related to the bankruptcy and emergence from Chapter 11;
•the Company's ability to obtain sufficient financing to allow us to emerge from bankruptcy and execute its business plan post-emergence;
•the Company's ability to maintain its relationships with our suppliers, service providers, customers, employees, and other third parties;
•the Company's ability to maintain contracts that are critical to its operations; and
•the actions and decisions of the Company's debtholders and other third parties who have interests in the Company's Chapter 11 Cases that may be inconsistent with the Company's plans.

Delays in the Chapter 11 Cases could increase the risks of our being unable to reorganize the Company's business and emerge from bankruptcy and increase costs associated with the bankruptcy process.

The Debtors will consider all available restructuring alternatives if the Recapitalization Transactions are not implemented, and such alternatives may result in lower recoveries for holders of claims against and interests in the Debtors.

If the Recapitalization Transactions are not implemented, the Debtors will consider all available restructuring alternatives, including filing an alternative chapter 11 plan, converting to a chapter 7 plan, commencing section 363 sales of the Debtors’ assets and any other transaction that would maximize the value of the Debtors’ estates. The terms of any Alternative Restructuring Proposal (as defined in the Disclosure Statement) may be less favorable to Holders of Claims (as defined in the Disclosure Statement) against and interests in the Debtors than the terms of the Plan.

•Any material delay in the confirmation of the Plan, the Chapter 11 Cases, or the threat of rejection of the Plan by the Bankruptcy Court, would add substantial expense and uncertainty to the process.
•The uncertainty surrounding a prolonged restructuring would have other adverse effects on the Debtors. For example, it would adversely affect:
•the Debtors’ ability to raise additional capital;
•the Debtors’ liquidity;
•how the Debtors’ business is viewed by regulators, investors, lenders, and credit ratings agencies;
•the Debtors’ enterprise value; and
•the Debtors’ business relationship with its workforce, customers, and vendors.

If the Restructuring Support Agreement is terminated, the Company’s ability to confirm and consummate the Plan may be materially and adversely affected.

On May 13, 2023, the Company Parties and the Consenting Creditors entered into the Restructuring Support Agreement. The Restructuring Support Agreement contains a number of termination events, some of which would permit the Consenting Creditors the right to terminate such Restructuring Support Agreement, which could adversely affect our ability to consummate the Plan. Such termination events include the issuance of certain government orders, the Bankruptcy Court entering an Order denying confirmation of the Plan, the Debtors’ failure to meet specified milestones relating to the filing, confirmation, and consummation of the Plan, and uncured breaches by the Debtors and/or the Consenting Creditors of their respective obligations under the documents. If the Restructuring Support Agreement is terminated, we may be unable to consummate the Plan, and there can be no assurance that we would be able to enter into a new plan or that any new plan would be as favorable to holders of claims as the Plan. In addition, any Chapter 11 Cases may become protracted, which could significantly and detrimentally impact our relationships with our partners, suppliers, service providers, customers, employees, and other third parties.

The Debtors will be subject to the risks and uncertainties associated with the Chapter 11 Cases.

For the duration of the Chapter 11 Cases, the Debtors’ ability to operate, develop, and execute a business plan, and continue as a going concern, will be subject to the risks and uncertainties associated with bankruptcy. These risks include the following: (a) ability to develop, confirm, and consummate the Recapitalization Transactions specified in the Plan; (b) ability to obtain Bankruptcy Court approval with respect to motions filed in the Chapter 11 Cases from time to time; (c) ability to maintain relationships with suppliers, vendors, service providers, customers, employees, and other third parties; (d) ability to maintain contracts that are critical to the Debtors’ operations; (e) ability of third parties to seek and obtain Bankruptcy Court approval to terminate contracts and other agreements with the Debtors; (f) ability of third parties to seek and obtain Bankruptcy Court approval to terminate or shorten the exclusivity period for the Debtors to propose and confirm a chapter 11 plan, to appoint a chapter 11 trustee, or to convert the Chapter 11 Cases to chapter 7 proceedings; and (g) the actions and decisions of the Debtors’ creditors and other third parties who have interests in the Chapter 11 Cases that may be inconsistent with the Debtors’ plans.

These risks and uncertainties could affect the Debtors’ businesses and operations in various ways. For example, negative events associated with the Chapter 11 Cases could adversely affect the Debtors’ relationships with suppliers, customers, employees, and other third parties, which in turn could adversely affect the Debtors’ operations and financial condition. Also, the Debtors will need the prior approval of the Bankruptcy Court for transactions outside the ordinary course of business, which may limit the Debtors’ ability to respond timely to certain events or take advantage of certain opportunities. Because of the risks and uncertainties associated with the Chapter 11 Cases, the Debtors cannot accurately predict or quantify the ultimate impact of events that occur during the Chapter 11 Cases that may be inconsistent with the Debtors’ plans.

In certain circumstances, the Chapter 11 Cases may be converted to cases under chapter 7 of the Bankruptcy Code or one or more of the Chapter 11 Cases may be dismissed.

If the Bankruptcy Court finds that it would be in the best interest of creditors and/or the debtor in a chapter 11 case, the Bankruptcy Court may convert a chapter 11 bankruptcy case to a case under chapter 7 of the Bankruptcy Code. In such event, a chapter 7 trustee would be appointed or elected to liquidate the debtor’s assets for distribution in accordance with the priorities established by the Bankruptcy Code. The Debtors believe that liquidation under chapter 7 would result in significantly smaller distributions being made to creditors than those provided for in a chapter 11 plan because of (a) the likelihood that the assets would have to be sold or otherwise disposed of in a disorderly fashion over a short period of time, rather than reorganizing or selling the business as a going concern at a later time in a controlled manner, (b) additional administrative expenses involved in the appointment of a chapter 7 trustee, and (c) additional expenses and Claims (as defined in the Disclosure Statement), some of which would be entitled to priority, that would be generated during the liquidation, including Claims resulting from the rejection of Unexpired Leases and other Executory Contracts (each as defined in the Disclosure Statement) in connection with cessation of operations.

Additionally, if the Bankruptcy Court finds that the Debtors have incurred substantial or continuing loss or diminution to the estate and lack of a reasonable likelihood of rehabilitation of the Debtors or the ability to effectuate substantial consummation of a confirmed plan, or otherwise determines that cause exists, the Bankruptcy Court may dismiss one or more of the Chapter 11 Cases. In such event, the Debtors would be unable to confirm the Plan with respect to the applicable Debtor or Debtors, which may ultimately result in significantly smaller distributions to creditors than those provided for in the Plan.

The Debtors cannot predict the amount of time spent in bankruptcy for the purpose of implementing the Plan, and a lengthy bankruptcy proceeding could disrupt the debtors’ businesses, as well as impair the prospect for reorganization on the terms contained in the Plan.

Although the Debtors propose to complete the process of reaching the Plan Effective Date no later than 65 days after the Petition Date, the process could last considerably longer if, for example, Confirmation (as defined in the Restructuring Support Agreement) is contested or the conditions to Confirmation or Consummation (as defined in the Restructuring Support Agreement) are not satisfied or waived.

While the Debtors have made efforts to minimize the length of the Chapter 11 Cases, it is impossible to predict with certainty the amount of time that the Debtors may spend in bankruptcy, and the Debtors cannot be certain that the Plan will be confirmed. Even if confirmed on a timely basis, a bankruptcy proceeding to confirm the Plan could itself have an adverse effect on the Debtors’ businesses. There is a risk, due to uncertainty about the Debtors’ futures that, among other things: employees could be distracted from performance of their duties or more easily attracted to other career opportunities; and suppliers, vendors, or other business partners could terminate their relationship with the Debtors or demand financial assurances or enhanced performance, any of which could impair the Debtors’ prospects and ability to generate stable, recurring cash flows.

Lengthy Chapter 11 Cases also would involve additional expenses, putting strain on the Debtors’ liquidity position, and divert the attention of management from the operation of the Debtors’ businesses.

The disruption that the bankruptcy process would have on the Debtors’ businesses could increase with the length of time it takes to complete the Chapter 11 Cases. If the Debtors are unable to obtain Confirmation of the Plan on a timely basis, because of a challenge to the Plan or otherwise, the Debtors may be forced to operate in bankruptcy for an extended period of time while they try to develop a different plan of reorganization that can be confirmed. A protracted bankruptcy case could increase both the probability and the magnitude of the adverse effects described above.

The consummation of the transactions contemplated by the Plan may not occur.

The Company will not complete the transactions contemplated by the Plan unless and until all conditions precedent to the consummation of the Plan are satisfied or waived. Those conditions include:

•the Restructuring Support Agreement shall not have been terminated by all parties thereto and shall remain in full force and effect;
•the Final DIP Order shall be in full force and effect and there shall be no defaults;
•the Restructuring Transactions have been implemented in all material respects;

•an order approving the Disclosure Statement and an order confirming the Plan (which, for the avoidance of doubt, may be the same order) shall have been entered and such orders shall not have been stayed, modified, or vacated on appeal;
•the entry by the Bankruptcy Court of the order confirming the Plan pursuant to Bankruptcy Code section 1129 (such order, the “Confirmation Order”), with such Confirmation Order being a final order and in full force and effect;
•the New Ordinary Shares shall have been issued (with all conditions precedent thereto having been satisfied or waived);
•any and all requisite governmental, regulatory, and third-party approvals and consents shall have been obtained.

Some of these conditions are not under our control. There can be no assurance that any or all of the conditions precedent will be satisfied or waived or that these transactions will be completed as currently contemplated or at all. Even if these transactions are completed, they may not be completed on the anticipated schedule or terms. If these transactions are not completed on the anticipated schedule or terms, the Company may incur significant additional costs and expenses.

The Reorganized Debtors may not be able to achieve their projected financial results.

The Reorganized Debtors may not be able to achieve their projected financial results. The Financial Projections (as defined in the Disclosure Statement) set forth in the Disclosure Statement represent the Debtors’ management team’s best estimate of the Debtors’ future financial performance, which is necessarily based on certain assumptions regarding the anticipated future performance of the Reorganized Debtors’ operations, as well as the United States and world economies in general, and the industry segments in which the Debtors operate in particular. While the Debtors believe that the Financial Projections contained in the Disclosure Statement are reasonable, there can be no assurance that they will be realized. If the Debtors do not achieve their projected financial results, the value of the New Ordinary Shares (as defined in the Disclosure Statement) may be negatively affected and the Debtors may lack sufficient liquidity to continue operating as planned after the Plan Effective Date. Moreover, the financial condition and results of operations of the Reorganized Debtors from and after the Plan Effective Date may not be comparable to the financial condition or results of operations reflected in the Debtors’ historical financial statements.

The Debtors may not be able to accurately report or timely file their financial results.

The Debtors have established internal controls over financial reporting. However, internal controls over financial reporting may not prevent or detect misstatements or omissions in the Debtors’ financial statements because of their inherent limitations, including the possibility of human error, and the circumvention or overriding of controls or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Debtors fail to maintain the adequacy of their internal controls, the Debtors may be unable to provide financial information in a timely and reliable manner within the time periods required under the terms of the agreements governing the Debtors’ indebtedness. Any such difficulties or failure could materially adversely affect the Debtors’ business, results of operations, and financial condition. Further, the Debtors may discover other internal control deficiencies in the future and/or fail to adequately correct previously identified control deficiencies, which could materially adversely affect the Debtors’ businesses, results of operations, and financial condition. In addition, if the Debtors emerge from chapter 11, the Debtors may be required to adopt “fresh start” accounting in accordance with Accounting Standards Codification Topic 852 – Reorganizations (ASC 852). As a result, there could be risk that the Debtors will not be able to timely file their financial results. For more information, also see “—Certain information contained in our historical financial statements will not be comparable to the information contained in our financial statements after the application of fresh start accounting.”

Certain information contained in our historical financial statements will not be comparable to the information contained in our financial statements after the application of fresh start accounting.

If the Debtors emerge from chapter 11, the amounts reported in subsequent consolidated financial statements may materially change relative to historical consolidated financial statements, including as a result of revisions to the Debtors’ operating plans pursuant to a plan of reorganization. The Debtors also may be required to adopt “fresh start” accounting in accordance with Accounting Standards Codification Topic 852 – Reorganizations (ASC 852) in which case their assets and liabilities will be recorded at fair value as of the fresh start reporting date, which may differ materially from the recorded values of assets and liabilities on the Debtors’ consolidated balance sheets. The Debtors’ financial results after the application of fresh start accounting may be different from historical trends. The financial statements included herein do not reflect the adoption of fresh start accounting.

The Financial Projections are based on assumptions that are an integral part of the projections, including Confirmation and Consummation of the Plan in accordance with its terms, the anticipated future performance of the Debtors, industry performance, general business and economic conditions, and other matters, many of which are beyond the control of the Debtors and some or all of which may not materialize.

The Financial Projections set forth in the Disclosure Statement represent the best estimate of the future financial performance of the Debtors based on currently known facts and assumptions about future operations as well as the United States and world economies in general, and the relevant industries in which the Debtors operate. The actual financial results may differ significantly from the projections. If the Debtors do not achieve their projected financial results, then the value of the Debtors’ debt or equity issued pursuant to the Plan may experience a decline and the Debtors may lack sufficient liquidity to continue operating as planned after the Plan Effective Date. There are numerous factors and assumptions inherent in estimating the Debtors’ future financial results, many of which are beyond the Debtors’ control.

Financial results may be volatile and may not reflect historical trends.

The Financial Projections (as defined in the Disclosure Statement) are based on assumptions that are an integral part of the projections, including Confirmation and Consummation (each as defined in the Disclosure Statement) of the Plan in accordance with its terms, the anticipated future performance of the Debtors, industry performance, general business and economic conditions, and other matters, many of which are beyond the control of the Debtors and some or all of which may not materialize.

In addition, unanticipated events and circumstances occurring after the date hereof may affect the actual financial results of the Debtors’ operations. These variations may be material and may adversely affect the value of the New Ordinary Shares and the ability of the Debtors to make payments with respect to their indebtedness. Because the actual results achieved may vary from projected results, perhaps significantly, the Financial Projections should not be relied upon as a guarantee or other assurance of the actual results that will occur.

Further, during the Chapter 11 Cases, the Debtors expect that their financial results will continue to be volatile as restructuring activities and expenses, contract terminations and rejections, and claims assessments significantly impact the Debtors’ consolidated financial statements. As a result, the Debtors’ historical financial performance likely will not be indicative of their financial performance after the Petition Date. In addition, if the Debtors emerge from Chapter 11, the amounts reported in subsequent consolidated financial statements may materially change relative to historical consolidated financial statements, including as a result of revisions to the Debtors’ operating plans pursuant to a plan of reorganization. The Debtors also may be required to adopt fresh start accounting, in which case their assets and liabilities will be recorded at fair value as of the fresh start reporting date, which may differ materially from the recorded values of assets and liabilities on the Debtors’ consolidated balance sheets. The Debtors’ financial results after the application of fresh start accounting also may be different from historical trends.

Lastly, the business plan was developed by the Debtors with the assistance of their advisors. There can be no assurances that the Debtors’ business plan will not change, perhaps materially, as a result of decisions that the board of directors may make after fully evaluating the strategic direction of the Debtors and their business plan. Any deviations from the Debtors’ existing business plan would necessarily cause a deviation.

Even if the Plan is consummated, the Debtors will continue to face a number of risks.

Even if the Plan is consummated, the Debtors will continue to face a number of risks, including certain risks that are beyond their control, such as further deterioration or other changes in economic conditions, changes in the industry, potential revaluing of their assets due to chapter 11 proceedings, and increasing expenses. Some of these concerns and effects typically become more acute when a case under the Bankruptcy Code continues for a protracted period without indication of how or when the case may be completed. As a result of these risks and others, there is no guarantee that a chapter 11 plan of reorganization reflecting the Plan will achieve the Debtors’ stated goals.

Furthermore, even if the Debtors’ debts are reduced and/or discharged through the Plan, the Debtors may need to raise additional funds through public or private debt or equity financing or other various means to fund the Debtors’ businesses after the completion of the proceedings related to the Chapter 11 Cases. Adequate funds may not be available when needed or may not be available on favorable terms.

The Reorganized Debtors may not be able to generate sufficient cash to service all of their indebtedness.

The Reorganized Debtors’ ability to make scheduled payments on, or refinance their debt obligations, depends on the Reorganized Debtors’ financial condition and operating performance, which are subject to prevailing economic, industry, and competitive conditions and to certain financial, business, legislative, regulatory, and other factors beyond the Reorganized Debtors’ control. The Reorganized Debtors may be unable to maintain a level of cash flow from operating activities sufficient to permit the Reorganized Debtors to pay the principal, premium, if any, and interest and/or fees on their indebtedness, including, without limitation, potential borrowings under the Exit Facilities (as defined in the Restructuring Support Agreement) upon emergence.

Operating in bankruptcy for a long period of time may harm the Debtors’ businesses.

The Debtors’ future results will be dependent upon the successful confirmation and implementation of a plan of reorganization. A long period of operations under Bankruptcy Court protection could have a material adverse effect on the Debtors’ businesses, financial condition, results of operations, and liquidity. So long as the proceedings related to the Chapter 11 Cases continue, senior management will be required to spend a significant amount of time and effort dealing with the reorganization instead of focusing exclusively on business operations. A prolonged period of operating under Bankruptcy Court protection also may make it more difficult to retain management and other key personnel necessary to the success and growth of the Debtors’ businesses. In addition, the longer the proceedings related to the Chapter 11 Cases continue, the more likely it is that customers and suppliers will lose confidence in the Debtors’ ability to reorganize their businesses successfully and will seek to establish alternative commercial relationships.

So long as the proceedings related to the Chapter 11 Cases continue, the Debtors will be required to incur substantial costs for professional fees and other expenses associated with the administration of the Chapter 11 Cases. If the Chapter 11 Cases last longer than anticipated, the Debtors will require additional debtor‑in‑possession financing to fund the Debtors’ operations. If the Debtors are unable obtain such financing in those circumstances, on favorable terms or at all, or if the Debtors are unable to fully draw on the availability under the DIP Facility, the chances of successfully reorganizing the Debtors’ businesses may be seriously jeopardized, the likelihood that the Debtors will instead be required to liquidate or sell their assets may be increased, and, as a result, creditor recoveries may be significantly impaired.

Furthermore, the Debtors cannot predict the ultimate amount of all settlement terms for the liabilities that will be subject to a plan of reorganization. Even after a plan of reorganization is approved and implemented, the Reorganized Debtors’ operating results may be adversely affected by the possible reluctance of prospective lenders and other counterparties to do business with a company that recently emerged from bankruptcy protection.

The Debtors’ substantial liquidity needs may impact the debtors’ ability to operate and generate revenue.

The Debtors operate in a capital-intensive industry. If the Debtors’ cash flow from operations remains depressed or decreases, the Debtors may not have the ability to expend the capital necessary to improve or maintain their current operations, resulting in decreased revenues over time.

The Debtors face uncertainty regarding the adequacy of their liquidity and capital resources. In addition to the cash necessary to fund ongoing operations, the Debtors have incurred significant professional fees and other costs in connection with the Chapter 11 Cases and expect to continue to incur significant professional fees and costs throughout the remainder of the Chapter 11 Cases. The Debtors cannot guarantee that cash on hand, cash flow from operations, and cash provided by the DIP Facility will be sufficient to continue to fund their operations and allow the Debtors to satisfy obligations related to the Chapter 11 Cases until the Debtors are able to emerge from bankruptcy protection.

The Debtors’ liquidity, including the ability to meet ongoing operational obligations, will be dependent upon, among other things: (a) their ability to comply with the terms and conditions of the DIP Orders; (b) their ability to maintain adequate cash on hand; (c) their ability to develop, confirm, and consummate the Plan or other alternative restructuring or recapitalization transactions; and (d) the cost, duration, and outcome of the Chapter 11 Cases. The Debtors’ ability to maintain adequate liquidity depends, in part, upon industry conditions and general economic, financial, competitive, regulatory, and other factors beyond the Debtors’ control. In the event that cash on hand, cash flow from operations, and cash provided under the DIP Facility are not sufficient to meet the Debtors’ liquidity needs, the Debtors may be required to seek additional financing. The Debtors can provide no assurance that additional financing would be available or, if available, offered to the Debtors on acceptable terms. The Debtors’ access to additional financing is, and for the foreseeable future likely will continue to be, extremely limited if it is available at all. The Debtors’ long-term liquidity requirements and the adequacy of their capital resources are difficult to predict at this time.

The Reorganized Debtors may be adversely affected by potential litigation, including litigation arising out of the Chapter 11 Cases.

In the future, the Reorganized Debtors may become parties to litigation. In general, litigation can be expensive and time consuming to bring or defend against. Such litigation could result in settlements or damages that could significantly affect the Reorganized Debtors’ financial results. It is also possible that certain parties will commence litigation with respect to the treatment of their claims under the Plan. It is not possible to predict the potential litigation that the Reorganized Debtors may become party to nor the final resolution of such litigation. The impact of any such litigation on the Reorganized Debtors’ businesses and financial stability, however, could be material.

The Reorganized Debtors may not be able to generate or receive sufficient cash to service their debt and may be forced to take other actions to satisfy their obligations, which may not be successful.

The Reorganized Debtors’ ability to make scheduled payments on their debt obligations depends on their financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business, and other factors beyond the Reorganized Debtors’ control. The Reorganized Debtors may not be able to maintain a level of cash flow sufficient to permit them to pay the principal, premium, if any, and interest on their debt, including the Exit Facilities.

If cash flows and capital resources are insufficient to fund the Reorganized Debtors’ debt obligations, they could face substantial liquidity problems and might be forced to reduce or delay investments and capital expenditures, or to dispose of assets or operations, seek additional capital or restructure or refinance debt, including the Exit Facilities. These alternative measures may not be successful, may not be completed on economically attractive terms, or may not be adequate to satisfy their debt obligations when due.

Further, if the Reorganized Debtors suffer or appear to suffer from a lack of available liquidity, the evaluation of their creditworthiness by counterparties and rating agencies and the willingness of third parties to do business with them could be adversely affected.

Certain claims may not be discharged and could have a material adverse effect on the Debtors’ financial condition and results of operations.

The Bankruptcy Code provides that the confirmation of a plan of reorganization discharges a debtor from substantially all debts arising prior to confirmation. With few exceptions, all Claims that arise prior to the Debtors’ filing of their Petitions (a) would be subject to compromise and/or treatment under the plan of reorganization and/or (b) would be discharged in accordance with the terms of the plan of reorganization. Any Claims not ultimately discharged through a plan of reorganization could be asserted against the reorganized entity and may have an adverse effect on the Reorganized Debtors’ financial condition and results of operations.

The agreements governing our current indebtedness, and the terms of future indebtedness, including the Exit Facilities, contain or will contain various covenants that impose restrictions on us and certain of our subsidiaries that may reduce our operating and financial flexibility and we may not be able to satisfy our obligations under these or other, future debt arrangements.

The industry in which we operate is highly competitive. The terms of our various financing agreements contain, and we expect that the terms of our exit financing will contain, covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to:

•incur additional debt and issue preferred stock;
•incur or create liens;
•redeem and/or prepay certain debt;
•pay dividends on our stock or repurchase stock;
•make certain investments;
•engage in specified sales of assets;
•enter into transactions with affiliates; and
•engage in consolidation, mergers and acquisitions.

These restrictions on our ability to operate our business could seriously harm our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities. Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the notes. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing. This could have serious consequences to our financial condition and results of operations and could cause us to become bankrupt or insolvent.

In addition, rating agencies have lowered, and may lower in the future, our debt ratings, if in the rating agencies’ judgment such action is appropriate. The lowering of a rating would likely increase our future borrowing costs and reduce our access to capital. Our negotiations with vendors, customers and business partners can be negatively impacted if they deem us a credit risk as a result of our credit rating.

The negotiations regarding the Recapitalization have consumed and will continue to consume a substantial portion of the time and attention of our management, which may have an adverse effect on our business and results of operations, and we may face increased levels of employee attrition.

Our management has spent, and continues to be required to spend, a significant amount of time and effort focusing on the Recapitalization. This diversion of attention may have a material adverse effect on the conduct of our business, and, as a result, on our financial condition and results of operations, particularly if the Recapitalization and the Chapter 11 Cases are protracted. During the pendency of the Recapitalization, our employees will face considerable distraction and uncertainty and we may experience increased levels of employee attrition. A loss of key personnel or material erosion of employee morale could have a materially adverse effect on our ability to meet customer expectations, thereby adversely affecting our business and results of operations. The failure to retain or attract members of our management team and other key personnel could impair our ability to execute our strategy and implement operational initiatives, thereby having a material adverse effect on our financial condition and results of operations. Likewise, we could experience losses of customers or business partners who may be concerned about our ongoing long-term viability.

It is highly likely that our ordinary shares will be canceled upon emergence from the Chapter 11 Cases and holders of existing ordinary shares receive no recovery under the Plan.

If the Recapitalization contemplated by the Plan is consummated, all existing equity interests of the Company, including our ordinary shares and any outstanding options, will be extinguished without any recovery. However, the Plan may not be confirmed by the Bankruptcy Court, in which case, the recoveries of existing securityholders may be subject to change. As such, trading prices for any of the Company’s securities may not bear any substantive relationship to the outcome for securityholders in the Chapter 11 Cases.

Trading in the securities of the Company Parties, including the ordinary shares, during the pendency of the Chapter 11 Cases is highly speculative and poses substantial risks. In fact, on May 15, 2023, the Company was notified by the staff of NYSE Regulation that it had suspended trading in the Company's ordinary shares on the NYSE and determined to commence proceedings to delist the Company’s ordinary shares from the NYSE. NYSE Regulation reached its decision that the Company is no longer suitable for listing pursuant to NYSE Listed Company Manual Section 802.01D after the Company filed the Chapter 11 Cases referenced above. Following delisting from the NYSE, the Company's ordinary shares are expected to trade in the OTC Pink Open Market under the symbol “VNTRQ”. The OTC Pink Open Market is a significantly more limited market than the NYSE, and quotation on the OTC Pink Open Market likely results in a less liquid market for existing and potential holders of the ordinary shares to trade the Company’s ordinary shares and could further depress the trading price of the ordinary shares. The Company can provide no assurance that its ordinary shares will trade on this market, whether broker-dealers will provide public quotes of the ordinary shares on this market, or whether the trading volume of the ordinary shares will be sufficient to provide for an efficient trading market.

The New Ordinary Shares to be issued on the Plan Effective Date are Subject to Dilution.

The ownership percentage represented by the New Ordinary Shares to be distributed on the Plan Effective Date under the Plan will be subject to dilution from the New Ordinary Shares issued in connection with the conversion of any other options, warrants, convertible securities, exercisable securities, or other securities that may be issued at or post-emergence, including pursuant to the Management Incentive Plan (as defined in the Disclosure Statement).

ITEM 6. EXHIBITS

Each exhibit identified below is filed as a part of this report. Exhibits designated with an "*" are filed as an exhibit to this Report on Form 6-K.

Incorporated by Reference
Exhibit Number	Description	Schedule Form	Exhibit	Filing Date
10.1	Amendment No. 1 to the Amended and Restated Revolving Credit Agreement, dated March 30, 2023, by and among Venator Materials PLC, the borrowers and guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent, swingline lender and collateral agent, which amends that certain Amendment and Restatement Agreement, dated as of October 15, 2021.	6-K	10.1	April 3, 2023
10.2	Restructuring Support Agreement, dated May 13, 2023, by and among the Company Parties and the Consenting Creditors.	6-K	10.1	May 15, 2023
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	The cover page to this Quarterly Report on Form 6-K, formatted in XBRL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VENATOR MATERIALS PLC (Registrant)

Date:	May 18, 2023	By:	/s/ Kurt D. Ogden
Kurt D. Ogden
Executive Vice President and Chief Financial Officer